UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐             Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of annual general meeting of shareholders Items of business The Meeting is being held for the following purposes: MEETING INFORMATION The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be a hybrid meeting held, at the following time and place, either in-person or virtually: Date and Time Thursday, April 30, 2026 10:00 am (Pacific Time) Place In Person: 1800-200 Burrard Street Vancouver, British Columbia Online via live audio webcast: https:// meetings.lumiconnect.com/200-882-122- 008 Password: methanex2026 Please refer to the instructions in the accompanying Information Circular 1 Receive the Consolidated Financial Statements of the Company for the financial year ended December 31, 2025 and the Auditors’ Report on such statements; 2 Elect directors; 3 Reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors; and 4 Consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular. Shareholders will also transact such other business as may properly come before the Meeting. If you hold common shares of the Company and do not expect to attend the Meeting in person or online via the live audio webcast, please complete the enclosed proxy form and either fax it to 416-607-7964 or forward it to TSX Trust Company using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any postponement or adjournment thereof. DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of March, 2026. BY ORDER OF THE BOARD OF DIRECTORS Kevin Price Senior Vice President, General Counsel & Corporate Secretary   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 1

Table of contents Notice of annual general meeting of shareholders 1 About Methanex Methanex Corporation is the world’s largest producer and supplier of methanol and serves customers in Asia Pacific, North America, Europe and South America. Our methanol production sites are located in the United States, Chile, Egypt, New Zealand, Trinidad & Tobago and Canada. Methanex is headquartered in Vancouver, Canada, and the Company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Select Market under the symbol MEOH. Our majority-owned subsidiary, Waterfront Shipping, is a global marine transportation company specializing in the safe, responsible and reliable transport of methanol to major international markets in Asia Pacific, North America, Europe and South America. We operate Waterfront Shipping’s fleet of approximately 30 vessels mostly through long-term time charters. Explore Methanex To read more about Methanex, including our 2025 Sustainability Report, visit our website at www.methanex.com. Voting 3 Business of the meeting 8 1.  Receive financial statements 8 2.  Election of directors 8 3.  Reappointment and remuneration of auditors 11 4.  Advisory “say on pay” vote on approach to executive compensation 14 About the directors 17 Director biographies 17 Skills matrix 29 Diversity 30 Voting results 31 Corporate governance 32 Statement of corporate governance practices 32 Board of directors 33 Board responsibilities 38 Shareholder engagement 42 Other Board practices and policies 43 Compensation of directors 51 Executive compensation 61 Letter to shareholders 61 Executive compensation discussion and analysis 63 Named executive officers 63 Executive summary 64 Elements of executive compensation 73 Statement of executive compensation 87 Summary compensation 87 Incentive plan awards 89 Retirement plans 91 Change of control and termination benefits for NEOs 92 Other information 95 Interest of certain persons in matters to be acted upon 95 Interest of informed persons in material transactions 95 Indebtedness of directors and executive officers 95 Directors’ and officers’ liability insurance 95 Securities authorized for issuance under equity compensation plans 96 Shareholder proposals 99 Additional information 100 Approval by directors 100 Schedule A 101 Methanex Corporation Board Mandate and Corporate Governance Principles 101   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 2 Methanex 2026 Information Circular

Information Circular Information contained in this Information Circular is given as at March 9, 2026 unless otherwise stated. Voting SOLICITATION OF PROXIES This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”, “we” or “our”, as applicable) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders. It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 23, 2026 to holders of common shares of the Company (“Common Shares”). NOTICE-AND-ACCESS We use notice-and-access to deliver this Information Circular (the “Circular”) to our registered and non- registered shareholders. While you will still receive a form of proxy or voting instruction form in the mail so you can vote your shares, instead of receiving a paper copy of the Circular, you will receive a notice outlining the matters to be addressed at the meeting and explaining how you can access the Circular electronically and how to request a paper copy. Notice-and-access is environmentally friendly and cost effective as it reduces paper, printing and postage costs. You may request a paper copy of the Circular, at no cost, at any time prior to the Meeting and up to one year from the date the Circular was filed on SEDAR+ (www.sedarplus.ca). Registered shareholders, or shareholders without a control number, may request a paper copy by calling (English) 1-844-916-0609 or from outside North America 1-303-562-9305 or (French) 1-844-973-0593 or from outside North America 1-303-562-9306. Non-registered shareholders may request a paper copy by visiting http:// www.proxyvote.com or by calling 1-877-907-7643 (toll free in Canada and the United States) and entering the control number located on the voting instruction form provided to you and following the instructions. If you are calling from outside Canada or the United States, you can call (English) 1-303-562-9305 or (French) 1-303-562-9306 to request a paper copy of the Circular. If you request a paper copy of the Circular, you will not receive a new proxy form or voting instruction form with it, so you should keep the original form sent to you in order to vote. HOW DO I ACCESS THE MEETING ONLINE? Please refer to “Voting Online” (below) for instructions on how to access the Meeting online. WHAT WILL BE VOTED ON AT THE MEETING? Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person, online via the live audio webcast or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 3

WHO IS ENTITLED TO VOTE? Only registered holders of Common Shares (“Registered Shareholders”) at the close of business on March 2, 2026 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As at the date of this Information Circular, March 9, 2026, there were 77,339,520 Common Shares outstanding. To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights of the Company are M&G Investment Management Limited (“M&G”) and OCI N.V. ("OCI"). Based on information filed by M&G, M&G owns 12,756,931 Common Shares(1) which represents 16.5% of the Common Shares outstanding as at March 9, 2026. Based on information filed by OCI, OCI owns 9,944,308 Common Shares(2) which represents 12.9% of the Common Shares outstanding as at March 9, 2026. CAN I VOTE COMMON SHARES THAT I ACQUIRED AFTER THE RECORD DATE (MARCH 2, 2026)? No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting. REGISTERED SHAREHOLDERS - HOW DO I VOTE? If you are a Registered Shareholder, there are five ways in which you can vote your Common Shares. You can (1) vote by returning the proxy form prior to the Meeting; (2) vote online prior to the Meeting at https://www.meeting- vote.com and enter the 13-digit control number located on the proxy form; (3) vote online during the live audio webcast; (4) vote by proxy (the proxyholder can vote either online during the Meeting or in person); or (5) vote in person at the Meeting. If you vote prior to the Meeting, your vote must be received by no later than 10:00am (PT) on Tuesday, April 28, 2026. VOTING ONLINE AT THE MEETING You can vote during the Meeting by online ballot through the live audio webcast platform. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer. It is your responsibility to ensure internet connectivity for the duration of the Meeting and you should allow ample time to log in to the Meeting online before it begins. Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as a proxyholder) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform. a. Step 1: Log in online at: https://meetings.lumiconnect.com/200-882-122-008 b. Step 2: Follow these instructions: Registered shareholders: Click “I have a control number” and then enter your control number and password methanex2026 (case sensitive). The control number located on the form of proxy or in the email notification you received from the transfer agent, TSX Trust Company (“TSX Trust”), is your control number. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting. Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password methanex2026 (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust will receive a control number by email from TSX Trust after the proxy voting deadline has passed. To become a duly appointed proxyholder, please see “Voting by proxy - online during the Meeting” below. VOTING BY PROXY - ONLINE DURING THE MEETING For a proxyholder to vote online during the Meeting they must obtain a control number. To do this you must complete the additional step of registering the proxyholder by either calling TSX Trust at 1-866-751-6315 (within North America) or 1-416-682-3860 (outside of North America) by no later than 10:00am (PT) on Tuesday, April 28, 2026, or by completing the electronic form (in (1) This information was obtained by the Company from a Schedule 13F filing dated February 12, 2026 available at www.sec.gov. Shares beneficially owned by M&G, or over which M&G exercises control or direction, may include Common Shares owned by certain of its affiliates and associates. (2) This information was obtained by the Company from a Schedule 13G filing dated July 2, 2025 available at www.sec.gov. Shares beneficially owned by OCI, or over which OCI exercises control or direction, may include Common Shares owned by certain of its affiliates and associates.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 4 Methanex 2026 Information Circular

English) at https://www.tsxtrust.com/control-number- request by 10:00am PT on Tuesday, April 28, 2026. TSX Trust will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. The control number is the proxyholder’s username for the purposes of logging into the Meeting. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest. VOTING BY PROXY - IN PERSON AT THE MEETING If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares at the Meeting. VOTING IN PERSON Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, TSX Trust, when you arrive at the Meeting. WHAT IF I AM NOT A REGISTERED SHAREHOLDER? Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting. If you wish to vote in person at the Meeting, you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. Please register with the transfer agent, TSX Trust, when you arrive at the Meeting. Non-registered shareholders who wish to vote online at the Meeting need to duly appoint themselves as a proxyholder to obtain a control number. A control number is required to be able to log in and vote online at the Meeting. Please refer to “Voting by proxy - online during the Meeting” above, for instructions on how to obtain a control number. Once a control number is obtained you will be able to log in to the Meeting and vote by completing a ballot online during the Meeting through the live audio webcast platform. Please refer to “Voting online at the meeting” above for instructions on how to log in as a duly appointed proxyholder. Non-registered shareholders who have not duly appointed themselves as proxyholder and do not have a control number will not be able to vote at the Meeting but will be able to participate as a guest. Please refer to “What if I don’t have a control number” below for instructions on how to attend the Meeting as a guest. WHAT IF I DON’T HAVE A CONTROL NUMBER? If you do not have a control number you can attend the Meeting as a guest. Log in as outlined in "Voting online at the meeting” above. Click “Guest” and then complete the online form. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) will be able to listen to the Meeting but will not be able to vote during the Meeting. WHAT IS A PROXY? A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the proxy form, or any other valid proxy form, to appoint a proxyholder. The proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting. If you are a Registered Shareholder and you complete the proxy, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at their discretion. See “How will my Common Shares be voted if I give my proxy?” below.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 5

HOW DO I APPOINT A PROXYHOLDER? Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to TSX Trust within the time specified below for receipt of proxies. If you leave the space on the proxy form blank, either Doug Arnell or Rich Sumner, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Arnell is the Chair of the Board and Mr. Sumner is the President and Chief Executive Officer of the Company. For the proxy to be valid, it must be completed, dated and signed by the Registered Shareholder (or the Registered Shareholder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, TSX Trust, in the envelope provided or by fax to 416-607-7964 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof. HOW WILL MY COMMON SHARES BE VOTED IF I GIVE MY PROXY? If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly. If you have not specified how to vote on a particular issue, then your proxyholder will vote your Common Shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Arnell or Mr. Sumner has been appointed as proxyholder, your Common Shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Business of the Meeting”. The form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and any other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best. HOW DO I REVOKE A PROXY? Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy. If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, TSX Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1, Canada or by fax to 416-607-7964 or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1-604-661-2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) any other manner permitted by law. Revocations may also be hand-delivered to the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your Common Shares in person at the Meeting. WHO PAYS FOR THIS SOLICITATION OF PROXIES? The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 6 Methanex 2026 Information Circular

WHO COUNTS THE VOTES? The Company’s transfer agent, TSX Trust, counts and tabulates the proxies. This is done independently of the Company. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements. HOW DO I CONTACT THE TRANSFER AGENT? If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, TSX Trust Company, as follows: Email: shareholderinquiries@tmx.com Toll-free: 1-800-387-0825 Telephone: 1-416-682-3860 Mail: TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1 The Company’s co-registrar and co-transfer agent in the United States is Equiniti Trust Company, LLC; however, all shareholder inquiries should be directed to TSX Trust Company. Corporate information HEAD OFFICE METHANEX CORPORATION 1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1 Tel 604-661-2600 Fax 604-661-2676 WEBSITE www.methanex.com TRANSFER AGENT TSX Trust Company acts as transfer agent and registrar for Methanex stock and maintains all primary shareholder records. All inquiries regarding share transfer requirements, lost certificates, changes of address, or the elimination of duplicate mailings should be directed to TSX Trust Company at: 1-800-387-0825 (Toll Free within North America). ANNUAL GENERAL MEETING The Annual General Meeting is a hybrid meeting. It will be held at the head office in Vancouver, British Columbia on Thursday, April 30, 2026 at 10:00 a.m. (Pacific Time) and will be available to attend virtually. For more information on how to attend and vote online, please refer to the section entitled "Voting" in this Information Circular. INVESTOR RELATIONS INQUIRIES Tel 604-661-2600 invest@methanex.com SHARES LISTED Toronto Stock Exchange – MX Nasdaq Global Select Market – MEOH ANNUAL INFORMATION FORM (AIF) The Company's AIF can be found online at www.sedarplus.ca. A copy of the AIF can also be obtained by contacting our head office.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 7

Business of the meeting 1. Receive Financial Statements The Company’s consolidated financial statements for the year ended December 31, 2025 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which will be mailed to Registered Shareholders as required under the Canada Business Corporations Act (the “CBCA”) and to non-registered shareholders who have requested such financial statements. A copy of our Annual Report can also be found at www.methanex.com and at www.sedarplus.ca. 2. Election of directors The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed in accordance with applicable law. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 5, 2026, the directors resolved that the Board shall consist of 12 directors, such size being consistent with effective decision-making. The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 47, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors. The board unanimously recommends a vote FOR this proposal.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 8 Methanex 2026 Information Circular

Director nominees Director Since Committee Memberships Director Name Age AFRC CGC HRC RCC Doug Arnell Chair of the Board 2016 59 Jim Bertram Former CEO, Keyera Corporation 2018 69         Paul Dobson Former CFO, EVgo Inc. 2019 59         Maureen Howe Former Managing Director, RBC Capital Markets 2018 68         Don Marchand Former Executive Vice President and CFO, TC Energy Corporation 2025 63         Leslie O’Donoghue  Former Executive Vice President and Advisor to the Chief Executive Officer, Nutrien Ltd. 2020 63         Roger Perreault Former President and CEO, UGI Corporation 2024 62         Kevin Rodgers  Former Managing Director and Global Head of Foreign Exchange, Deutsche Bank 2019 63         John Sampson  Senior Vice President, Operations, Manufacturing and Engineering, Dow Inc. 2023 65         Rich Sumner President and CEO, Methanex Corporation 2023 51 Benita Warmbold  Former Senior Managing Director & CFO, Canada Pension Plan Investment Board 2016 67         Xiaoping Yang  Former Chair and President, BP China 2022 67           – Independent CGC – Corporate Governance Committee RCC – Responsible Care Committee AFRC – Audit, Finance and Risk Committee HRC – Human Resources Committee – Chair – Member   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 9

Board snapshot - director nominees INDEPENDENCE 1 Non Independent 11 Independent GENDER 4 Female 8 Male TENURE (Average = 5 years) 5 <5 years 7 5-10 years AGE 3 50-59 years 9 60-69 years ETHNICITY 3 Underrepresented Individuals in Home Country 9 Non-diverse Skills and experience - independent director nominees Leadership 7/11 Finance 5/11 Energy 6/11 Business Growth: Strategies and Risks 10/11 Board Experience 8/11 Industry Knowledge and Experience 7/11 Health, Safety, Environment & Sustainability 7/11 Understanding of Natural Gas Feedstock Issues 8/11 China 1/11 Operations 3/11 International Perspective 10/11 Large Capital Projects Execution 7/11 Government and Public Affairs 3/11   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 10 Methanex 2026 Information Circular

3. Reappointment and remuneration of auditors The directors of the Company recommend the reappointment of KPMG LLP, Chartered Professional Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company. The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors. The board unanimously recommends a vote FOR this proposal. Auditor review The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) oversees and monitors the qualifications, independence, and performance of the Company’s external auditor. The Audit Committee recommends to the Board whether to propose the reappointment of the current independent auditors at the Company’s annual meeting of shareholders or to consider other audit firms. To inform their view, the Audit Committee conducts a formal review of the external auditor every year and a more comprehensive review every five years, and recommends to the Board whether to propose the reappointment of the current independent auditors or to consider other audit firms. These reviews are based on recommendations by the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board (“CPAB”) to assist audit committees in their oversight duties. Factors considered annually by the Audit Committee in determining whether to recommend to the Board retaining KPMG LLP, or engage a different independent registered public accounting firm, include: • Independence, objectivity and professional skepticism of the external auditor; • Quality of the external auditor’s engagement team; • Quality of the communications and interactions between the Audit Committee and the external auditor; • KPMG LLP’s global capabilities, specifically in regions which match the Company’s global operations; • The quality of the services provided by KPMG LLP, including input from management on KPMG LLP’s performance; • External data on audit quality and performance, including recent CPAB and Public Company Accounting Oversight Board ("PCAOB") reports on KPMG LLP and its peer firms; and • The appropriateness of KPMG LLP’s fees, KPMG LLP’s tenure as our independent auditor, and the controls and processes in place that help ensure KPMG LLP’s continued independence. A comprehensive review was completed and reported to the Audit Committee in 2023, which focused on a subset of the key factors above, namely, independence, quality of the team, and quality of communications between the Audit Committee and external auditor. Audit Quality Indicators ("AQIs") provide quantitative measures of particular aspects of the external audit and are part of the tool set recommended by Canadian regulatory bodies to use in enhancing audit quality. Methanex uses AQIs to evaluate whether the external auditor is performing high quality audits, including but not exclusive to the experience of the audit team, the use of specialists, and the external auditor's attention to key risks. Taking all above factors into consideration, the Audit Committee has determined that it is satisfied with the independence of, and the audit quality provided by, KPMG LLP, and that it is in the best interest of Methanex and its shareholders to retain KPMG LLP as the external auditor for 2026. The Audit Committee will continue to closely monitor the factors listed to ensure audit quality and independence.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 11

How Methanex assures external auditor independence Globally, different jurisdictions employ different regulatory controls to ensure external auditor independence. As a public company listed in Canada and the United States, the Company adheres to the external auditor independence rules of both the US Securities and Exchange Commission and CPAB, which focuses on employing the following controls to maintain auditor independence: • Services performed by KPMG LLP require pre-approval by the Audit Committee with approval of individual engagements by the Chief Financial Officer within the approved categories and fee amounts. • Audit partner rotation results in changes to the lead audit partner every five years with a five-year cooling-off period. In 2025, the Audit Committee oversaw an audit partner rotation, which is a key control in maintaining auditor independence. • Low quantum of non-audit fees (~5% of audit fees) with KPMG LLP and transparency of disclosure of such fees. The Company uses other accounting firms for most non-audit services. • Cooling-off periods for KPMG LLP audit staff if considered for employment by Methanex. • In-camera meetings excluding management each time KPMG LLP meets with the Audit Committee. • Strong internal KPMG independence policies and procedures. KPMG engages in periodic engagement quality reviews of its audit work and adheres to a strong regulatory framework for both independence training and procedures as well as external reviews by CPAB and PCAOB. KPMG communicates promptly the results of such reviews for consideration by the Audit Committee. In the United Kingdom and in Europe, regulations require periodic audit firm rotation as a mechanism to enhance auditor independence. As a public company listed in Canada and the United States, the Company is not required to undertake mandatory auditor rotation and these jurisdictions leave this decision to the judgment of the Audit Committee considering the broad set of controls listed above. Principal accountant fees and services Pre-approval policies and procedures The Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible non-audit services proposed to be performed by KPMG LLP are pre-approved in order to mitigate the risk of non-audit services impacting the auditor’s independence. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee. All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored. Audit and non-audit fees billed by the independent auditors KPMG LLP’s global fees relating to the years ended December 31, 2025 and December 31, 2024 are as follows: US$000s 2025 2024 Audit Fees 3,258 2,979 Audit-Related Fees 131 155 Tax Fees 218 203 All Other Fees 63 — Total 3,670 3,337 Each fee category is described below.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 12 Methanex 2026 Information Circular

Audit fees Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators. Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an "integrated audit" performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting. Audit-related fees Audit-related fees for professional services rendered by the auditors for procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions. Tax fees Tax fees for professional services rendered for tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; review of indirect tax items. All other fees The Other fees in 2025 relate to advisory services on sustainability reporting compliance. There were no other fees in 2024.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 13

4. Advisory "say on pay" vote on approach to executive compensation A detailed discussion of our approach to executive compensation is provided in the “Executive Compensation Discussion and Analysis” that begins on page 63 of this Information Circular. As stated there, the main objectives of our executive compensation program are to attract, retain and engage high-quality and high- performance executives with relevant experience and align pay with performance and long-term shareholder interests. Our executive compensation programs are aligned with returns to shareholders with a significant percentage of the short-term incentive award based on achieving “Modified Return on Capital Employed” and deleveraging goals and on other measures that we believe drive our share price over the longer term. The long-term incentive plan includes Performance Share Units, which vest after three years based on a combination of relative compounded total shareholder return and “Modified Return on Capital Employed”, and stock options/Stock Appreciation Rights (“SARs”), which vest over a three-year period and have no value if the underlying share price does not increase. We also believe in the importance of executives owning Common Shares and require the President & CEO and all other executive officers to meet significant share ownership requirements to more fully align their interests with shareholders and focus on developing and implementing strategies that create and deliver long-term value for shareholders. We have held an advisory vote on executive compensation (commonly referred to as a “say on pay vote”) annually since 2011 and in 2025, 80.8% of votes supported our approach towards executive compensation. This level of support was lower than our historical levels and primarily a result of our largest shareholder voting against our approach to executive compensation. Through discussions with this shareholder, we are advised that their vote reflected concerns about an operational issue at our Geismar 3 plant, which has since been fully resolved, rather than any aspect of the structure of our executive compensation program. It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board also provides an opportunity for shareholders to provide direct feedback to management regarding our approach to executive compensation on its website and in accordance with our Shareholder Engagement Policy as described on page 42. This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders through the website, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance: RESOLVED THAT: On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2026 annual general meeting of shareholders. The board unanimously recommends a vote FOR this proposal.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 14 Methanex 2026 Information Circular

Elements of executive compensation Executive compensation at the Company includes base salary, short-term incentives, long-term incentives and indirect compensation, including benefits, perquisites and pensions, as described in more detail in the table below. CEO 86% Total Compensation "At Risk" 14% 18% 34% 34% Base Salary Short-Term Incentives Stock Options/SARs/TSARs PSUs All Other NEOs (average) 72% Total Compensation "At Risk" 28% 20% 26% 26% Base Salary Short-Term Incentives Stock Options/SARs/TSARs PSUs "At Risk" BASE SALARY Fixed compensation intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. SHORT-TERM INCENTIVE AWARD Variable compensation designed to recognize and reward the achievement of strategic performance goals with an annual cash reward. Amounts are based on an assessment of corporate financial performance – modified return on capital employed (“Modified ROCE”) and deleveraging – and individual performance over the year. STOCK OPTIONS/ SARs/ TSARs Stock options/Share Appreciation Rights ("SARs")/Tandem Share Appreciation Rights ("TSARs") deliver value based on the Company's share price performance over varying periods of time. PSUs Performance Share Units ("PSUs") deliver value based on a combination of relative compounded total shareholder return and three-year average Modified ROCE.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 15

Compensation best practices What we do What we don’t do   The compensation of our executive officers is mainly performance-based   We annually review the Company’s compensation policies and practices to confirm they align with the Company’s risk management principles, do not encourage inappropriate or excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company   Our short-term incentive and PSU awards are not guaranteed and have maximum limits   We have significant share ownership requirements for all executive officers   Our Recoupment Policy adheres to mandatory rules adopted by the United States Securities and Exchange Commission and applies to all senior executives   Double-trigger in place for employment agreements in the event of a change of control   Our executive compensation does not entice our executive officers to take high risks   We do not practice tax gross-ups   Our Hedging Policy prohibits insiders, which include all of the Company’s executive officers and directors, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or equity based incentive awards that they hold   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 16 Methanex 2026 Information Circular

About the directors Director biographies The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them and which standing committees (each a “Committee”) of the Board the nominees are members of, all as at the date of this Information Circular. The following table also sets out whether a nominee is independent or not independent. All amounts are in Canadian dollars. DOUG ARNELL West Vancouver, British Columbia, Canada Age: 59 Director since: October 2016 Chair of the Board since: April 2019 Other Current Public Board Memberships: None Position / 2025 Committee Memberships & Attendance: Chair & Member of the Board(1) 6 of 6 Total 2025 Attendance at Board and Committee Meetings: 6 of 6 (100%) • Chief Executive Officer of Cedar LNG LLC (“Cedar LNG”) since June 2021. Cedar LNG is developing an LNG export terminal in Northwestern British Columbia. • President and Chief Executive Officer of Helm Energy Advisors Inc., a private company he founded in March 2015 that provides advisory services to the global energy sector. • Chief Executive Officer of Golar LNG Ltd., from February 2011 to March 2015. • Held various senior positions within BG Group plc from 2003 to 2010 and with other energy companies prior to that time. • Has over 20 years of senior management experience in the global energy sector. • Holds a Bachelor of Science from the University of Calgary. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 5,555 Total DSUs and RSUs(3),(4) (#) 74,980 Total of Common Shares, DSUs and RSUs (#) 80,535 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 5,184,038 Minimum Shareholding Requirements ($) 1,512,000 Meets Share Ownership Requirements?(6) Yes Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 17

JIM BERTRAM Calgary, Alberta, Canada Age: 69 Director since: October 2018 Committee memberships as at the date of the Information Circular: Human Resources Committee Responsible Care Committee Other Current Public Board Memberships: Emera Inc. (since 2018) Keyera Corporation (since 2003) Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Corporate Governance Committee 2 of 2 Human Resources Committee 4 of 4 Responsible Care Committee 2 of 2 Total 2025 Attendance at Board and Committee Meetings: 14 of 14 (100%) • A corporate director. • Chief Executive Officer of Keyera Corporation ("Keyera") from its inception in 1998 until his retirement at the end of 2014. Keyera is a publicly-traded, midstream oil and gas operator. • Chair of the Board of Keyera since 2016. • Has significant senior management experience in the North American and global energy markets. • Holds a Bachelor of Commerce from the University of Calgary and has been granted the ICD.D designation by the Institute of Corporate Directors. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 23,705 Total DSUs and RSUs(3),(4) (#) 41,056 Total of Common Shares, DSUs and RSUs (#) 64,761 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 4,168,666 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) Yes Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 18 Methanex 2026 Information Circular

PAUL DOBSON Naples, Florida, USA Age: 59 Director since: April 2019 Committee memberships as at the date of the Information Circular: Audit, Finance and Risk Committee Human Resources Committee Other Current Public Board Memberships: None Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Audit, Finance and Risk Committee 7 of 7 Human Resources Committee 4 of 4 Total 2025 Attendance at Board and Committee Meetings: 17 of 17 (100%) • A corporate director. • Chief Financial Officer of EVgo Inc., a publicly-traded company that installs and operates public, fast-charging electric vehicle infrastructure, from October 2024 to January 2026. • Senior Vice President and Chief Financial Officer of Ballard Power Systems, a global provider of innovative clean energy and fuel cell solutions, from March 2021 to September 2024. • Acting President and Chief Executive Officer of Hydro One Limited, a major transmission and distribution provider in Ontario, Canada, from July 2018 to May 2019 and prior to that was Chief Financial Officer from March 2018. • Chief Financial Officer for Direct Energy Ltd. (“Direct Energy”) in Houston, Texas from January 2016 to February 2018. • Chief Operating Officer of Direct Energy from May 2014 to December 2015 and prior to that held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. • Has considerable financial and energy-specific experience. • Holds a Bachelor of Arts in Management Accounting (Honours) from the University of Waterloo as well as an MBA from the University of Western Ontario. • A Chartered Professional Accountant and a Certified Management Accountant. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 12,822 Total DSUs and RSUs(3),(4) (#) 7,955 Total of Common Shares, DSUs and RSUs (#) 20,777 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 1,337,415 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) Yes Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 19

MAUREEN HOWE Vancouver, British Columbia, Canada Age: 68 Director since: June 2018 Committee memberships as at the date of the Information Circular: Audit, Finance and Risk Committee Corporate Governance Committee (Chair) Other Current Public Board Memberships: Freehold Royalties Ltd. (since 2022) Pembina Pipeline Corporation (since 2017) Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Audit, Finance and Risk Committee 7 of 7 Corporate Governance Committee (Chair) 3 of 3 Total 2025 Attendance at Board and Committee Meetings: 16 of 16 (100%) • A corporate director. • Managing Director at RBC Capital Markets, a global investment bank, in equity research from 1996 to 2008. • Specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing and alternative energy. • Has substantial finance and capital market experience, as well as relevant public company experience. • Holds a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 26,250 Total DSUs and RSUs(3),(4) (#) 7,230 Total of Common Shares, DSUs and RSUs (#) 33,480 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 2,155,108 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) Yes Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 20 Methanex 2026 Information Circular

DON MARCHAND Calgary, Alberta, Canada Age: 63 Director since: December 2025 Committee memberships as at the date of the Information Circular: Audit, Finance and Risk Committee Responsible Care Committee Other Current Public Board Memberships: Fortis Inc. (since 2023) Position / 2025 Committee Memberships & Attendance:(7) Member of the Board N/A Audit, Finance and Risk Committee 1 of 1 Responsible Care Committee N/A Total 2025 Attendance at Board and Committee Meetings: 1 of 1 (100%) • A corporate director. • Executive Vice President and Chief Financial Officer of TC Energy Corporation ("TC Energy") from 2010 until his retirement in 2021, with additional responsibility for Strategy and Corporate Development for three years during this period. TC Energy (formerly TransCanada Corporation) is a leading North American energy infrastructure company. • From 1994 onwards, held positions of increasing responsibility in finance at TC Energy. • Has extensive expertise in financial leadership and corporate strategy. • Holds a Bachelor of Commerce degree from the University of Manitoba, is a Chartered Professional Accountant and a Chartered Financial Analyst. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 3,000 Total DSUs and RSUs(3),(4) (#) 2,400 Total of Common Shares, DSUs and RSUs (#) 5,400 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 347,598 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) No(9) Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 21

LESLIE O’DONOGHUE Calgary, Alberta, Canada Age: 63 Director since: April 2020  Committee memberships as at the date of the Information Circular: Audit, Finance & Risk Committee Human Resources Committee (Chair) Other Current Public Board Memberships: Pembina Pipeline Corporation (since 2008) Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Audit, Finance and Risk Committee 7 of 7 Human Resources Committee (Chair) 4 of 4 Total 2025 Attendance at Board and Committee Meetings: 17 of 17 (100%) • A corporate director. • Executive Vice President and Advisor to the Chief Executive Officer of Nutrien Ltd. (“Nutrien”) from June 2019 until her retirement in December 2019. Nutrien is a Canadian fertilizer company, and is the world’s largest provider of crop inputs, services and solutions. • Executive Vice President, Chief Strategy and Business Development Officer of Nutrien from January 2018 to June 2019. • Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (Nutrien’s predecessor company) from 2012 to 2017. • Has extensive senior management experience with public companies and an in-depth knowledge of global commodity markets. • Holds a Bachelor of Arts (Economics) degree from the University of Calgary and a LL.B., from Queen’s University. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 17,000 Total DSUs and RSUs(3),(4) (#) 8,233 Total of Common Shares, DSUs and RSUs (#) 25,233 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 1,624,248 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) Yes Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 22 Methanex 2026 Information Circular

ROGER PERREAULT Six Mile, South Carolina, USA Age: 62 Director since: April 2024 Committee memberships as at the date of the Information Circular: Audit, Finance and Risk Committee Responsible Care Committee (Chair) Other Current Public Board Memberships: None Position / 2025 Committee Memberships: Member of the Board 6 of 6 Audit, Finance and Risk Committee 7 of 7 Responsible Care Committee (Chair) 3 of 3 Total 2025 Attendance at Board and Committee Meetings: 16 of 16 (100%) • A corporate director. • President & Chief Executive Officer of UGI Corporation ("UGI") from 2021 to 2023. UGI is a distributor and marketer of energy products and services in the United States and Europe. • Executive Vice President of Global LPG of UGI from 2018 to 2021. • President of UGI International from 2015 to 2018. • Has extensive senior management experience in international and North American natural gas and industrial gases industries. • Holds a Bachelor of Science in Chemical Engineering from Toronto Metropolitan University (formerly known as Ryerson University) in Toronto, Ontario and a Graduate Diploma of Management (Applied) from McGill University in Montreal, Quebec. • Completed the International Development Program at INSEAD and graduated from the Advanced Management Program at INSEAD in Fontainebleau, France in 2014. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) — Total DSUs and RSUs(3),(4) (#) 5,051 Total of Common Shares, DSUs and RSUs (#) 5,051 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 325,133 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) No(9) Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 23

KEVIN RODGERS London, United Kingdom Age: 63 Director since: July 2019  Committee memberships as at the date of the Information Circular: Corporate Governance Committee Human Resources Committee Other Current Public Board Memberships: None Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Corporate Governance Committee 3 of 3 Human Resources Committee 4 of 4 Total 2025 Attendance at Board and Committee Meetings: 13 of 13 (100%) • A corporate director. • Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to June 2014. Deutsche Bank is a global multinational investment bank and financial services company. • Held many other senior leadership roles within foreign exchange and commodities including Global Head of Foreign Exchange Trading and Global Head of Energy Trading after joining Deutsche Bank in 1999. • Partner and Senior Advisor at Cumulus Asset Management from January 2018 until May 2019 following his retirement from Deutsche Bank. • Has almost 30 years of financial and capital market experience. • Holds a Master’s degree in Chemical Engineering from Imperial College in London (UK), an MBA from the London Business School and a Master’s Degree in Economic History from the London School of Economics (all with distinction). Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 6,000 Total DSUs and RSUs(3),(4) (#) 12,030 Total of Common Shares, DSUs and RSUs (#) 18,030 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 1,160,591 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) Yes Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 24 Methanex 2026 Information Circular

JOHN SAMPSON Midland, Michigan, USA Age: 65 Director since: October 2023 Committee memberships as at the date of the Information Circular: Human Resources Committee Responsible Care Committee Other Current Public Board Memberships: None Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Human Resources Committee 4 of 4 Responsible Care Committee 3 of 3 Total 2025 Attendance at Board and Committee Meetings: 13 of 13 (100%) • Senior Vice President, Operations, Manufacturing and Engineering of Dow Inc. ("Dow") since 2020. Dow is a producer and supplier of raw materials for products in a wide variety of industries. • Executive Vice President, Business Operations of Olin Corporation ("Olin") from 2019 to 2020. Olin is a global manufacturer and distributor of chemical products. • Vice President, Operations of Olin from 2015 to 2019. • Held a variety of senior management positions at Dow including Vice President, Environment, Health and Safety and Manufacturing Vice President, Chemicals and Energy. • Has over 40 years of experience in the chemical and materials business and deep knowledge of manufacturing operations and health and safety. • Holds a Bachelor of Science in Chemical Engineering from Louisiana State University. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) — Total DSUs and RSUs(3),(4) (#) 7,955 Total of Common Shares, DSUs and RSUs (#) 7,955 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 512,063 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) No(9) Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 25

RICH SUMNER North Vancouver, British Columbia, Canada Age: 51 Director since: January 2023 Other Current Public Board Memberships: None Position / 2025 Committee Memberships & Attendance(8): Member of the Board 6 of 6 Total 2025 Attendance at Board and Committee Meetings: 6 of 6 (100%) • Appointed President & CEO of the Company effective January 1, 2023. • Held a variety of progressively senior roles in North America and Asia in Finance, Supply Chain and Marketing and Logistics since joining the Company in 2004 as Senior Corporate Accountant. • From October 2021 until his appointment as President & CEO, served as the Company's Senior Vice President, Global Marketing & Logistics, overseeing the Marketing & Logistics function including Global Market Development and the jointly owned shipping subsidiary, Waterfront Shipping. Also had executive oversight for the Company's North American manufacturing operations. • Regional President, Marketing & Logistics, Asia Pacific of the Company based in Hong Kong, from February 2019 to October 2021. • Vice President, Marketing & Logistics, North America of the Company based in Dallas, Texas from March 2015 to February 2019. • Has a strong financial background and also held several senior finance leadership positions at the Company. • Holds a Bachelor of Business Administration from Simon Fraser University and CPA, CA from the Chartered Professional Accountants of British Columbia. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 58,875 Total DSUs and RSUs(3),(4) (#) 30,645 Total of Common Shares, DSUs and RSUs (#) 89,520 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 5,762,402 Minimum Shareholding Requirements ($) 6,250,000 Meets Share Ownership Requirements?(6) No(9) Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 26 Methanex 2026 Information Circular

BENITA WARMBOLD Toronto, Ontario, Canada Age: 67 Director since: February 2016 Committee memberships as at the date of the Information Circular: Audit, Finance & Risk Committee (Chair) Corporate Governance Committee Other Current Public Board Memberships: Bank of Nova Scotia (since 2018) AtkinsRéalis Group Inc. (since 2017) Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Audit, Finance and Risk Committee (Chair) 7 of 7 Corporate Governance Committee 3 of 3 Total 2025 Attendance at Board and Committee Meetings: 16 of 16 (100%) • A corporate director. • Senior Managing Director & Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”) from 2013 until her retirement in 2017. CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan. • Senior Vice President & Chief Operations Officer of CPPIB from 2008 to 2013. • Managing Director & Chief Financial Officer for Northwater Capital Management Inc from 1997 to 2008. • Has over 30 years of experience in the finance industry as well as significant experience as a public company director. • Holds a Bachelor of Commerce (Honours) degree from Queen’s University, is a Chartered Professional Accountant and is a Fellow of the Institute of Chartered Professional Accountants of Ontario. She is also a Fellow of the Institute of Corporate Directors and has been granted their ICD.D designation. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 6,000 Total DSUs and RSUs(3),(4) (#) 28,538 Total of Common Shares, DSUs and RSUs (#) 34,538 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 2,223,211 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) Yes Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 27

XIAOPING YANG Henderson, Nevada, USA Age: 67 Director since: January 2022  Committee memberships as at the date of the Information Circular: Corporate Governance Committee Responsible Care Committee Other Current Public Board Memberships: None Position / 2025 Committee Memberships & Attendance: Member of the Board 6 of 6 Corporate Governance Committee 3 of 3 Responsible Care Committee 3 of 3 Total 2025 Attendance at Board and Committee Meetings: 12 of 12 (100%) • A corporate director. • Chair and President of BP China, a subsidiary of BP p.l.c. ("BP") from 2016 until her retirement in 2020. BP is a multinational energy company. • Held a variety of international executive roles at BP in both Asia and the USA within the downstream and new energy businesses including having accountability for its chemicals manufacturing operations and joint venture entities in Asia between 1990 and 2020. • Has over 30 years of international energy and petrochemical business experience and brings a deep knowledge of doing business in China, manufacturing operations, commodity markets and health and safety. • Holds a Bachelor of Science from Jiangnan University, China, a PhD in chemical engineering from Purdue University, USA and an MBA from the University of Chicago, USA. Share and Share Equivalents Held as of March 9, 2026: Common Shares(2) (#) 6,700 Total DSUs and RSUs(3),(4) (#) 7,955 Total of Common Shares, DSUs and RSUs (#) 14,655 Total Market Value of Common Shares, DSUs and RSUs(5) ($) 943,342 Minimum Shareholding Requirements ($) 840,000 Meets Share Ownership Requirements?(6) Yes Footnotes (1) Mr. Arnell is not a member of any Committee, but in his capacity as Chair of the Board, is considered an ex-officio. He attended all Committee meetings in 2025 on a non-voting basis. Mr. Arnell is an independent director. (2) The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee. (3) For information on Deferred Share Units, see “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”. For information on Mr. Sumner's DSUs, see "Deferred compensation (DSU)" in the Executive Compensation Discussion and Analysis section. (4) For information on Restricted Share Units, see “Share-Based Awards - Restricted Share Unit Plan for Directors”. (5) This value is calculated using $64.37, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange for the 90-day period ending March 6, 2026, the last trading day prior to the date of the grant. (6) See page 57 for more information on director share ownership requirements. See page 71 for more information on Mr. Sumner’s share ownership requirements as President & CEO of the Company. (7) Mr. Marchand was appointed a director in December 2025 and attended all Board and Committee meetings after that date. (8) Mr. Sumner is not a member of any Committee, but attends all Committee meetings on a non-voting basis by invitation in his capacity as President & CEO of the Company. (9) Directors and executive officers have five years from the date of their appointment to meet their share ownership requirements. Mr. Marchand's deadline to meet his share ownership requirement is November 30, 2030. Mr. Perreault's deadline to meet his share ownership requirement is April 24, 2029. Mr. Sampson's deadline to meet his share ownership requirement is September 30, 2028. Mr. Sumner's deadline to meet his share ownership requirement is December 31, 2027. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 28 Methanex 2026 Information Circular

Skills matrix The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to the Board. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. The skills matrix is reviewed annually by the Corporate Governance Committee to ensure alignment with the Company’s corporate strategy. Following is the current board skills matrix outlining the skills and experience of each non-management director nominee. Leadership Experience as a previous or current CEO of a mid to large cap ($500 M+) public company or equivalent size private company or group division.               Industry Knowledge and Experience Experience in either the global commodity or chemicals industry.               Operations Experience with oversight of large-scale process plant operations.       Finance CFO, senior retired Audit Partner, experience in capital markets, or “financial expert” under SEC Rules.           Health, Safety, Environment & Sustainability Managed organization or business unit with significant health, safety or environmental issues or knowledge and experience with ESG/sustainability initiatives.               International Perspective High level of cultural fluency developed through managing or working in a major organization that has business in multiple international jurisdictions or as part of a global business leadership team.                     Energy Significant experience with an international energy or oil and gas company ideally with experience in upstream gas development, power generation or new energy markets.               Understanding of Natural Gas Feedstock Strong understanding of business drivers in context of natural gas feedstock supply arrangements in multiple jurisdictions, including North America.                 Large Capital Projects Execution Experience overseeing the delivery of large capital projects on time and on budget.               Business Growth: Strategies and Risks Understanding of implications of executing a plan for business growth including strategy, risks and people implications.                     Government and Public Affairs Broad experience with regulatory, political or public policy matters or engagement with governments internationally or domestically.       Board Experience Board experience as a director of a large public company.                 China Experience successfully growing a foreign company’s presence in China and/ or with the Chinese government and State-Owned Enterprises.   Board Skills Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 29

Diversity The Company has a Board Diversity Policy applicable to the directors of the Company. The full text of the Board Diversity Policy can be found on the Company’s website, and is summarized as follows: The Company strives to create an inclusive culture in which diversity is valued and where differences are embraced; where everyone feels empowered and has the opportunity to contribute, develop, and advance. The Company is committed to demonstrating inclusive behaviours in all aspects of its business so that everyone is able to bring their authentic selves into the workplace. The Company recognizes the importance of diversity at all levels of the Company, including the Board. Board diversity promotes the inclusion of different perspectives and ideas and ensures that the Company has the opportunity to benefit from all available talent. This enhances and improves decision making, which helps maintain a competitive advantage and makes for better corporate governance. The Board believes that having diversity in the background and perspectives of its directors is essential for creating an appropriate balance of skills, experience, independence and knowledge required on the Board and enhancing board effectiveness. For the purposes of this Policy “diversity” encompasses characteristics or qualities that can be used to differentiate groups and people from one another and includes gender and gender identity, sexual orientation, visible minorities, Aboriginal peoples, persons with disabilities, age, education, business experience, professional expertise, personal character and interests, stakeholder perspectives, geographic background and other diverse attributes. The Corporate Governance Committee considers these diversity attributes and the Board’s diversity target, described below, when identifying and nominating candidates for Board appointments and are factored into the recruitment and decision-making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board roles, such consultants are specifically directed to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate. Ultimately, appointments are based on merit, measured against objective criteria. The Board Diversity Policy includes a target that at least 40% of independent directors be individuals that are women, Aboriginal peoples, persons with disabilities, members of visible minorities(1) and/or LGBTQ+, while maintaining a composition in which each gender comprises at least 30% of the independent directors. The Board currently meets each of its diversity targets. In addition to promoting Board diversity, the Board monitors the initiatives undertaken by the Company to promote equity, diversity and inclusion within the organization. The Company strives to provide an equitable and inclusive work environment where diversity is valued, and all global team members are encouraged and supported to reach their full potential. Although no targets have been adopted, we are committed to fair and transparent people practices that are consistently applied. In addition to providing training to all employees to foster a more inclusive culture, we are working to mitigate bias and enhance inclusivity in our recruitment and succession planning processes. More information on the Company's key equity, diversity and inclusion initiatives can be found in the 2025 Sustainability Report. As at the date of the Information Circular, the number and proportion (in percentage) of directors and senior management of the Company who identify as women, persons with disabilities, Aboriginal peoples or members of visible minorities is: Women(1) Persons with disabilities(1) Aboriginal peoples(1) Members of visible minorities(1) Total Number Number of individuals that are members of more than one designated group(2)Number % Number % Number % Number % Independent Directors 4 36 0 0 0 0 3 27 11 1 Senior Management(3) 1 13 0 0 0 0 0 0 8 N/A (1) Women, Aboriginal peoples, persons with disabilities and members of visible minorities have the meaning set out in the Equal Employment Act (Canada). (2) This column is included in order to determine whether the Company meets its Board diversity targets and accordingly, this information is not included for Senior Management. (3) Senior management refers to the Company’s Executive Leadership Team (comprised of the Chief Executive Officer, Chief Financial Officer and Senior Vice Presidents) but does not include the Chair of the Board who is grouped with independent directors. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 30 Methanex 2026 Information Circular

Voting Results Following are the voting results from the annual general meeting of shareholders held in 2025. Director For % Against % Doug Arnell 54,147,910 99.75 134,295 0.25 Jim Bertram 53,834,306 99.17 447,897 0.83 Paul Dobson 54,224,354 99.89 57,850 0.11 Maureen Howe 53,971,857 99.43 310,348 0.57 Leslie O’Donoghue 54,239,523 99.92 42,682 0.08 Roger Perreault 53,875,191 99.25 406,513 0.75 Kevin Rodgers 54,108,905 99.68 173,298 0.32 John Sampson 53,887,372 99.27 394,833 0.73 Rich Sumner 54,250,677 99.94 31,528 0.06 Benita Warmbold 53,736,303 98.99 545,902 1.01 Xiaoping Yang 54,046,196 99.57 236,006 0.43 Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 31

Corporate governance Statement of corporate governance practices Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation. The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and the Nasdaq Global Select Market. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows. A commitment to good corporate governance   Independent Board Chair   11 of 12 directors are independent directors   All Committee Chairs and members are independent   Annual establishment of Board objectives   100% overall attendance in Board and committee meetings   Board Diversity Policy: 55% of independent directors are members of under represented groups   Annual Board, Committee and director evaluations   Formal director orientation program   Require director equity ownership of 3x total retainer   Shareholder Engagement Policy   Annual publication of Sustainability Report   Using SASB and TCFD frameworks to guide our Sustainability reporting   The Company’s material ESG issues have been integrated into our annual strategy process Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 32 Methanex 2026 Information Circular

Board of directors The Board has adopted a Board Mandate and Corporate Governance Principles (the "Board Mandate") which is intended to: a. provide principles of authority and accountability to enable the Board to oversee the management of, and provide stewardship over, the Company's affairs; b. provide guidance to both the Board and management in clarifying their respective responsibilities so that they may make timely and effective decisions that promote shareholder value; c. establish a framework to assist the Board in achieving good corporate governance in all aspects of the Company's business; and d. ensure compliance with governance requirements of applicable regulators and stock exchanges. A copy of the Board Mandate can be found in Schedule A attached to this Information Circular and on our website. 2026 Board objectives Each year the Board establishes a set of “Board Objectives” which are the dominant themes that the Board wishes to focus particular attention on during the year. The Board established several key objectives for 2026 including: Continue demonstrating leadership in Responsible Care by embedding safety, environmental stewardship, and community engagement across all operations. Ensure full adoption of Methanex’s Responsible Care program within the newly integrated OCI assets Focus on long-term strategic planning by incorporating scenario planning, risk-adjusted growth options, and structural industry shifts to ensure long-term value creation pathways Maintain strong Board focus on evolving US policy, including tariffs and regulatory developments, while monitoring global geopolitical dynamics Oversight of management's goals in meeting deleveraging objectives and developing a disciplined capital allocation framework that guides decisions on the balance between debt repayment, reinvestment in growth, and returning capital to shareholders The status of each objective is regularly reviewed at Board meetings. Board chair and committee chairs The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chair of the Board, each Committee Chair and for Individual Directors. These Terms of Reference are attached as exhibits to the Board Mandate and Corporate Governance Principles in Schedule A attached to this Information Circular and on our website. President & Chief Executive Officer The President & CEO has a written position description that sets out the position’s key responsibilities. In addition, the President & CEO has specific annual corporate and individual performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 75 for more complete information on these objectives. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 33

Committees of the board of directors The Board has established four standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. The full mandate of each Committee can be found on the Company's website at www.methanex.com. In addition, from time to time, the Board may establish an ad hoc committee for discussing matters of a special nature. All current Committee members have been determined to be independent in accordance with Nasdaq rules and Canadian securities regulations and no Committee member was during 2025, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its current members and a summary of its key responsibilities. The mandates for each Committee can be found on the Company's website. Audit, Finance and Risk Committee(1) Meetings in 2025 (#): 7 Overall Attendance(2) (%): 100 Committee Chair: Benita Warmbold Current Members: Paul Dobson, Maureen Howe, Don Marchand, Leslie O’Donoghue, Roger Perreault Designated Financial Expert: Benita Warmbold Corporate Governance Committee Meetings in 2025 (#): 3 Overall Attendance(2) (%): 100 Committee Chair: Maureen Howe Current Members:  Kevin Rodgers, Benita Warmbold, Xiaoping Yang SUMMARY OF KEY RESPONSIBILITIES: • assisting the Board in fulfilling its oversight responsibility relating to: • the integrity of the Company’s financial statements • the financial reporting process • the systems of accounting and financial controls • the professional qualifications and independence of the Company’s external auditors • the performance of the Company’s external and internal auditors • risk management processes • financing plans • compliance by the Company with ethics policies and legal and regulatory requirements SUMMARY OF KEY RESPONSIBILITIES: • establishing the appropriate composition and governance of the Board, including compensation of all non-management directors • recommending nominees for election or appointment as directors • annually assessing and enhancing the performance of the Board, Board Committees and Board members • shaping the corporate governance of the Company and developing and recommending changes to the Company’s ethics policies • providing oversight of the director education program • approving the Board Chair succession planning process (1) The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other information regarding the Audit, Finance and Risk Committee, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2025. (2) Overall attendance is a measure of the attendance of all individuals who were Committee members during 2025. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 34 Methanex 2026 Information Circular

Human Resources Committee Meetings in 2025 (#): 4 Overall Attendance(3) (%): 100 Committee Chair: Leslie O'Donoghue Current Members: Jim Bertram, Paul Dobson, Kevin Rodgers, John Sampson Responsible Care Committee Meetings in 2025 (#): 3 Overall Attendance(3) (%): 100 Committee Chair: Roger Perreault Current Members: Jim Bertram, Don Marchand, John Sampson, Xiaoping Yang SUMMARY OF KEY RESPONSIBILITIES: • recommending CEO goals and objectives, performance evaluation and compensation • approving the non-CEO executive compensation • reviewing the Company’s global compensation policies and practices from a risk perspective and approving certain compensation parameters under such policies and practices • recommending long-term compensation plans and the grant of awards thereunder subject to any authority otherwise delegated by the Board with respect to such grants • reviewing share ownership requirements for executive officers and compliance thereof • reviewing the Company's people practices, including the Company's Diversity and Inclusion strategy and management succession planning progress • oversight of pension plans SUMMARY OF KEY RESPONSIBILITIES: • overseeing the Company’s significant policies and management systems relating to the Responsible Care Ethics & Principles for Sustainability • monitoring and reviewing matters relating to health, safety (personal and process), environment (including climate-related), physical security and product stewardship • annually reviewing the Company’s Crisis Management Plan • overseeing the Company’s social responsibility program and strategy • monitoring Responsible Care trends and legislative initiatives developing in the jurisdictions in which the Company has operations (3) Overall attendance is a measure of the attendance of all individuals who were Committee members during 2025. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 35

Meeting attendance The combined Board and Committee meeting attendance rate for all directors in 2025 was 100%(1). Below is a summary of attendance for directors during the 2025 calendar year.   Board Meetings Attended (#) Board Meetings Attended (%) Committee Meetings Attended Committee Meetings Attended (%) Total Board and Committee Meetings Attended Director (#) Committee (#) (%) Doug Arnell(1) 6 of 6 100 — N/A N/A 6 of 6 100 Jim Bertram(2) 6 of 6 100 2 of 2 4 of 4 2 of 2 Corporate Governance Human Resources Responsible Care 100 100 100 14 of 14 100 Paul Dobson 6 of 6 100 7 of 7 4 of 4 Audit, Finance and Risk Human Resources 100 100 17 of 17 100 Maureen Howe 6 of 6 100 7 of 7 3 of 3 Audit, Finance and Risk Corporate Governance (chair) 100 100 16 of 16 100 Don Marchand(3) N/A N/A 1 of 1 N/A Audit, Finance and Risk Responsible Care 100 N/A 1 of 1 100 Leslie O’Donoghue(4) 6 of 6 100 7 of 7 4 of 4 Audit, Finance & Risk Human Resources (chair) 100 100 17 of 17 100 Roger Perreault(5) 6 of 6 100 7 of 7 3 of 3 Audit, Finance and Risk Responsible Care (chair) 100 100 16 of 16 100 Kevin Rodgers 6 of 6 100 3 of 3 4 of 4 Corporate Governance Human Resources 100 100 13 of 13 100 John Sampson 6 of 6 100 4 of 4 3 of 3 Human Resources Responsible Care 100 100 13 of 13 100 Rich Sumner(6) 6 of 6 100 — — — 6 of 6 100 Benita Warmbold 6 of 6 100 7 of 7 3 of 3 Audit, Finance and Risk (chair) Corporate Governance 100 100 16 of 16 100 Xiaoping Yang 6 of 6 100 3 of 3 3 of 3 Corporate Governance Responsible Care 100 100 12 of 12 100 Total   100     100   100 (1) Mr. Arnell is not a member of any Committee, but in his capacity as Chair of the Board, is considered an ex-officio. He attends all Committee meetings on a non-voting basis. (2) In May 2025, Mr. Bertram ceased being chair of the Human Resources Committee but remained a member. Also in May 2025, he ceased being a member of the Corporate Governance Committee and was appointed a member of the Responsible Care Committee. (3) Mr. Marchand was appointed a director effective December 1, 2025 and attended Committee meetings after that date. (4) In May 2025, Ms. O'Donoghue was appointed chair of the Human Resources Committee. (5) In May 2025, Mr. Perreault was appointed chair of the Responsible Care Committee. (6) Mr. Sumner is not a member of any Committee, but attended all Committee meetings on a non-voting basis by invitation in his capacity as President & CEO of the Company. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 36 Methanex 2026 Information Circular

Director independence INDEPENDENCE STATUS OF NOMINEE DIRECTORS Name Independent Not Independent Reason for Non-Independent Status Doug Arnell l     Jim Bertram l     Paul Dobson l     Maureen Howe l     Don Marchand l Leslie O’Donoghue l     Roger Perreault l Kevin Rodgers l     John Sampson l Rich Sumner l President & CEO Benita Warmbold l     Xiaoping Yang l     Eleven of the 12 nominees (91%) who are standing for election to the Board have been determined by the Board to be independent in accordance with Nasdaq rules and Canadian securities regulations. In accordance with our Board Mandate, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these Committees must be composed wholly of independent directors. In addition, our Board Mandate provides that, if the Chair of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director. Mr. Arnell, the current Chair of the Board, is an Independent Director. In 2025, all Committees were made up exclusively of independent directors. Mr. Sumner, in his capacity as President & CEO of the Company, and Mr. Arnell, in his capacity as Chair of the Board, attended all Committee meetings. Other directorships and interlocking relationships Many of our current directors are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “About the Directors”. The Corporate Governance Committee monitors the outside boards on which our directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to confirm each director has enough time to fulfil their commitments to the Company. An interlock occurs when two or more Board members are also fellow board members of another public company. Ms. Howe and Ms. O’Donoghue serve as directors on the board of Pembina Pipeline Corporation. The Corporate Governance Committee has determined that this relationship does not impair the exercise of independent judgment or commitment by these directors nor does it create a conflict of interest. In camera sessions Following all meetings of the Board, an “in camera” session is held at which non-management directors are in attendance as provided in our Board Mandate. In addition, an in camera session is held following each regularly scheduled Committee meeting. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 37

Board responsibilities The Board Mandate contains a description of the Board’s responsibilities. The Board will discharge its responsibilities directly and through its committees or individual members. Any responsibility not delegated to a Committee of the Board or an individual member of the Board remains with the Board. The Board's mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes, but is not limited to, oversight of strategy, risk management and environmental, social and governance matters. Board strategy oversight The Board oversees the Company’s strategy through its participation in the annual strategy process, which includes regular updates and discussion on the Company’s strategic initiatives, participation in the annual strategy session and review and approval of the annual Strategy Report. Through this process the Board provides management with guidance and feedback on the development, review and update of the Company’s strategic plan and initiatives in light of the Company’s stated long term strategy of Leadership, Operational Excellence and Low Cost. Each July, the Board and management hold a full day strategy session to review the business environment and trends affecting the Company and identify foreseeable opportunities and risks. As part of the 2025 strategy session, the Board and management reviewed the energy markets' outlook, long-term methanol price forecast, corporate valuation, low- carbon methanol markets, strategy and regulations impacting such markets, gas supply risks and opportunities, finance strategy, manufacturing strategy and growth opportunities including low-carbon supply options. During this session, the Board provides management with feedback and direction to consider. This is then incorporated into the Strategy Report that is submitted to the Board for final review and approval at the September Board meeting. Once approved, the Strategy Report forms the basis of the Company’s strategic initiatives for the following year. The CEO’s annual goals are also aligned to the strategic initiatives. To track the progress of each strategic initiative, the Board is provided with updates at Board meetings throughout the year. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 38 Methanex 2026 Information Circular

Risk management oversight One of the Board’s primary roles is to oversee the Company’s risk management processes. At least annually, the Board reviews management’s assessment of the Company’s principal strategic risks based on its formal risk review process. In addition to Committee review, the full Board annually reviews the Company’s assessment of its principal strategic risks based on management’s formal risk review process. A list of risks faced by the Company, including our approach to risk management, are provided in our 2025 Management’s Discussion and Analysis. AUDIT, FINANCE AND RISK COMMITTEE • Receives regular reports on the systems, policies, controls and procedures that management has implemented. • Reviews the Company's risk management framework including the Company's processes for identifying, monitoring, evaluating and addressing important enterprise-wide strategic and business risks. • Reviews management’s oversight of financial and taxation risks, shipping risk and IT-related risks (including cybersecurity and data privacy) and steps management has taken to monitor, evaluate and manage such risks. • Receives updates on material risks on a quarterly basis. HUMAN RESOURCES COMMITTEE • Reviews the Company’s global compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking and that they are not reasonably likely to have a material adverse effect on the Company. RESPONSIBLE CARE COMMITTEE • Monitors and reviews significant policies and management systems relating to Responsible Care. • Monitors and reviews effectiveness of the management systems in place in relation to healthy, safety (personal and process), environmental (including climate-related), physical security, crisis management and communication, product stewardship and social responsibility. The Company identifies strategic and business risks (including climate risks) through its enterprise risk management (ERM) process, led by our Chief Financial Officer ("CFO") and the Director, Risk. In conjunction with our Executive Leadership Team ("ELT"), the CFO and the Director, Risk annually review and update our register of strategic and enterprise-wide risks, including the significance of these risks and our risk mitigation strategies. Updates on material risks are reviewed and discussed by the ELT on a quarterly basis. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 39

Oversight of cybersecurity We have a robust cybersecurity program that aligns to the National Institute of Standards and Technologies Cybersecurity Framework (NIST CSF), a leading global framework for managing cybersecurity. We engage third parties to perform a NIST CSF maturity assessment to identify potential areas for improvement. Our program revolves around three key pillars: • Governance / Oversight: Our IT Security Governance Standard and Cybersecurity Strategic Plan set our requirements and expectations around (i) roles and responsibilities, (ii) how we measure success, (iii) adherence to cyber practices and requirements, (iv) continuous training of workforce regarding cyber risks, and (v) appropriate behaviours as well as advanced training for high-risk roles. • Manufacturing / Plant Systems: Priority focus on plant systems and aligning practices to minimize cybersecurity risk. • Technical Improvements / Operations: Includes continuous monitoring to identify vulnerabilities and potential anomalous activities, maintenance of our cybersecurity platforms, incident response to cyber events within the Company, cyber risk management of third parties and assurance that the architectures, processes, and controls are in place to manage risk. Management reports to the Board at every regularly scheduled meeting (six times per year) on cybersecurity matters. In addition, in 2025 the Audit, Finance and Risk Committee received four cybersecurity updates that included a report on key cyber metrics as well as a deep dive presentation on IT-related risks that includes cybersecurity. We do not have a cybersecurity risk insurance policy, however, we do insure certain key cybersecurity related risks (e.g. physical damage and related business interruption losses caused by cyber-attack) via other insurance policies. We also have a third-party incident response service provider on retainer to assist in the event of a cyber incident. We have not experienced a material information security breach in the last three years. Key cybersecurity policies and practices • Training and awareness: annual cybersecurity training and awareness to all users. Additional training given to users in "sensitive roles" in finance, human resources and manufacturing. • Network segmentation: our network is segmented using the Purdue Model to separate the corporate and distributed control system (DCS) networks. • Identity and access management: we utilize multi-factor authentication, facial recognition and best practices for password management and system access.   • Incident response: we conduct regular incident response training including tabletop exercises, including 6 in 2025. • Data privacy: emphasis on protection of employee and customer identifiable information. • Security information and event management (SIEM): we utilize artificial intelligence-based tools and predictive analysis to identify, remediate and/or escalate potential threats to our 24 x 7 security operations centre. • Disaster recovery: we conduct annual disaster recovery testing for critical systems. • Additional management oversight: Cybersecurity Steering Committee comprised of three senior leaders provides additional oversight of cybersecurity activities. Artificial Intelligence Artificial Intelligence ("AI") is a transformative business tool that is rapidly evolving and creating a new area of risk and oversight for boards. In support of the Board's understanding of the risks of the Company's use of AI, management provides updates to the Board regarding how AI has increased cybersecurity risk. Management has amended its IT End User Standard to include acceptable uses of AI technology platforms. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 40 Methanex 2026 Information Circular

Sustainability oversight The Board provides the highest level of oversight for the Company’s approach to environmental, social and governance issues and is responsible for understanding emerging trends, regulations, risks and opportunities, including the impact they can have on the methanol industry, our business, and our stakeholders. This includes overseeing the Company's sustainability reporting, risk management for safety, health and the environment (including climate change), monitoring the Company's diversity, equity and inclusion initiatives, and the management of material sustainability topics. The Board recognizes the importance of sustainability issues and their ability to impact the Company's strategy. The Company’s most material sustainability topics (those that impact both the Company and our stakeholders) are GHG emissions, low-carbon economy transition, climate change/physical impacts, process safety, employee and contractor safety, product stewardship, people practices and community and indigenous relations. The Board provides primary oversight of the Company's approach to certain material topics including the low-carbon economy transition, GHG emissions and energy use as these topics cut across the Company's operations. The Responsible Care Committee oversees employee and contractor safety, and process safety, in addition to reviewing the Company's GHG emissions data. Oversight of the Company's other material sustainability topics is provided by the Committees, as reflected in their mandates. Board oversight of climate-related risks and opportunities The Company believes that effectively identifying and managing climate-related risks and opportunities contributes to value creation today and in the future. The Company previously reviewed its Board and committee mandates to clarify and delegate, where appropriate, responsibilities for climate-related risks and opportunities. The responsibilities are as follows: Board of Directors In addition to providing oversight for the Company’s overall risk management processes, the Board oversees the following climate and transition-related issues: (1) transition to a low-carbon economy, and (2) GHG emissions and energy use. Audit, Finance & Risk Committee Corporate Governance Committee Human Resources Committee Responsible Care Committee Has general oversight of the Company’s risk management framework, including processes and controls to identify, monitor, evaluate and manage enterprise-wide risks, such as climate- related risks. Oversees governance of sustainability matters, including allocating oversight of emerging or developing sustainability matters to the appropriate Board Committee or the Board as a whole. Oversees all people practices, including: (1) reviewing and recommending the CEO’s goals and performance, and (2) the Company’s compensation policies and practices, including executive compensation. Oversees all environmental and safety-related practices encompassed under the Responsible Care framework. Three specific climate-related topics overlap with those responsibilities: (1) GHG emissions and energy use, (2) water, and (3) crisis management. Management’s role Although the Board provides the highest level of oversight, our ELT has overall responsibility for ensuring that a broad range of environmental, social and governance matters are being effectively evaluated and managed. The ELT's management of climate and transition-related issues includes overseeing the risks and opportunities associated with our GHG emissions, climate change and the transition to a low-carbon economy. The ELT incorporates these matters into its strategic and business planning activities to support the long-term sustainability of our business. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 41

Shareholder engagement The Company believes that communication with shareholders is key to transparency and facilitates a full and fair understanding of the Company. To facilitate such engagement, the Board has adopted a Shareholder Engagement Policy, which can be found on the Company’s website. The Company seeks to communicate with its shareholders through a variety of channels, including its disclosure documents and news releases, its website and presentations at investor conferences. Shareholder feedback is received through one-on-one or group meetings between management and institutional shareholders as well as by letter (via regular mail or courier), email or telephone contact. With respect to shareholder feedback on executive compensation matters, the Chair of the Board solicits feedback during meetings with institutional shareholders and the Investor Relations page of the Company’s website is enabled to receive such feedback annually from approximately mid-March to June 30. Shareholders may also make their views known through voting for individual directors, an annual say-on-pay advisory vote and other matters submitted to shareholders for approval. In addition, shareholders may put forward shareholder proposals in accordance with applicable rules. As appropriate, relevant shareholder concerns are addressed promptly by the Investor Relations department which regularly shares feedback with management on investor sentiment and key questions or concerns. Management then reports to the Board on material shareholder comments and feedback that it receives. Shareholders may communicate their views to management and the Board through our Investor Relations department by sending a message to: Investor Relations Department Methanex Corporation Suite 1800, 200 Burrard Street Vancouver, BC V6C 3M1 Telephone: 604-661-2600 or Toll Free: 1-800-661-8851 Email: invest@methanex.com Shareholders may themselves initiate communications directly with the Board. To do so, shareholders should communicate their questions or concerns to the independent directors through the Chair of the Board by mail (marking the envelope “Confidential”) or email: Chair of the Board c/o Senior Vice President, General Counsel & Corporate Secretary Methanex Corporation Suite 1800, 200 Burrard Street Vancouver, BC V6C 3M1 Email: boardchair@methanex.com All relevant correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Chair. Disclosure Policy The Company has a Corporate Disclosure Policy with a purpose to ensure that communications with the public about the Company are: • Timely, factual, accurate and balanced; and • Broadly disseminated in accordance with all applicable legal and regulatory requirements. The Audit, Finance and Risk Committee reviews and approves this Policy annually. The Policy extends to all employees of the Company, the Board of Directors, those authorized to speak on its behalf and all other people with access to undisclosed material information. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 42 Methanex 2026 Information Circular

Other Board practices and policies Majority voting for directors The Canada Business Corporations Act ("CBCA") requires majority voting for individual directors in uncontested director elections. If there is only one candidate nominated for each position available on the board, as is the case at the Meeting, each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy, unless the articles require a greater number of votes (which the Company’s articles do not). The CBCA provides that if an incumbent director is not elected in these circumstances, such director may continue in office until the earlier of (i) the 90th day after the election or (ii) the day on which such director's successor is appointed or elected. Orientation and continuing education To familiarize our directors with the role of the Board, its Committees and the nature and operation of the Company’s business, we have a thorough process for director onboarding. All directors are provided with information covering a wide range of topics including:  • strategic plans, operational reports and budgets;  • Board and committee governance documents;  • duties of directors and directors’ liabilities;  • the Company’s most recent disclosure documents;  • the Company’s Code of Business Conduct and Responsible Care practices; and  • other important corporate policies, including the Company’s Shareholder Engagement Policy. New directors are encouraged to not only review and familiarize themselves with this information, but also to: • have individual meetings with senior management; • attend an Investor Relations event; • visit one of our plant sites; and • attend at least one meeting of each of the four Committees. In addition, new directors are assigned another director to act as a "mentor" to assist the new director with settling into the role as quickly as possible. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 43

The Board recognizes the importance of ongoing education for directors. The Board Mandate states that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. Below are other ways we support our directors in continuing education: ICD MEMBERSHIP The Company and all of our directors are members of the Institute of Corporate Directors ("ICD"). The Company pays the cost of this membership and directors are encouraged to participate in relevant courses and seminars. A number of our directors have attended courses and programs offered by ICD. ATTENDANCE TO CONTINUING EDUCATION PROGRAMS The Company encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. WRITTEN MATERIALS FOR EDUCATION Written materials published in periodicals, newspapers or by legal or accounting firms that are likely to be of interest to directors are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials. OTHER BOARD SERVICES The Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education. The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts. Board site visit Each year we aim to hold Board meetings at a location where the Company has methanol operations or significant commercial activities. In November 2025, the Board visited the Company's marketing and logistics office in Brussels, Belgium. The site visit gave our Directors an opportunity to receive various presentations focused on marketing and logistics and low-carbon solutions as well as an extended opportunity to interact with employees and business partners. Directors also visited a marine terminal in Antwerp that is a significant distribution hub for the Company's European operations. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 44 Methanex 2026 Information Circular

Director education program The 2025 director education program provided education sessions and materials as set out in the table below. Topic Date Presenter Participants Quality Management Program Hygiene March Management Responsible Care Committee members Egypt Gas Market March Management Board members Manufacturing Risk Management July Management Responsible Care Committee members Ammonia Market Overview July Speaker from McKinsey Board members Scenario Planning Overview July Speakers from Bain & Company Board members 2025 Strategy and Education Sessions: • Energy markets overview: crude oil, natural gas and China coal markets update • Methanol markets: briefing on latest developments for methanol supply, demand and price outlook • North American gas hedging • Methanex portfolio gas supply update • Corporate valuation update • Finance strategy update • Review of growth opportunities • Methanex manufacturing strategy update • Low carbon markets update July Management Board members Brussels Site Visit Presentations: • Global Marketing & Logistics • EU Marketing and Logistics • Low carbon solutions (supply and demand opportunities) • Marine terminal tour • Marine terminal business November Management Board members Some directors also attended external education sessions. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 45

Board, committee and director assessments The Company’s Board Mandate states as follows: The Board, through the Corporate Governance Committee, is responsible for developing and implementing processes for evaluating, on an annual basis, the performance and effectiveness of the Board, Board Committees, the Chairs of the Board and each Committee and, periodically, the contribution of individual directors. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its Committees. BOARD, COMMITTEE AND DIRECTOR ASSESSMENTS   Annual survey and evaluation Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. Annually, directors are surveyed and asked to evaluate the overall performance and effectiveness of the Board and to make suggestions for improvement. In addition, directors have the opportunity to evaluate and comment on the effectiveness of the Committees, individual directors and the Chairs of the Board and each Committee on which they sit. In 2025, the Corporate Governance Committee engaged an independent external advisor to conduct a comprehensive review of Board, Committee and director effectiveness.   2025 board evaluation In 2025, the evaluation process was as follows: • the external advisor surveyed and then interviewed individual directors and members of senior management who have regular interaction with the Board; and • the survey covered a wide range of topics, including: • Board-management relationship; • Board oversight of strategic priorities; • effectiveness of Board and Committee meetings; and • overall Board effectiveness.   Results The external advisor compiled the results of the evaluation in a written report and presented the results to the Board in-camera at the September 2025 meeting. The final report concluded that the Company has a diverse group of highly capable directors who are deeply invested in the Company's success. The relationship between management and the Board is strong and built on transparency, mutual respect and meaningful engagement.   Board actions The Chair of the Board had a private conversation with each director regarding their own performance and effectiveness as well as debriefing on the results of the third party evaluation. In addition, the Chair of the Corporate Governance Committee had a private conversation with each director regarding the performance of the Chair and reported the results of those conversations to the Corporate Governance Committee meeting at its January 2026 meeting. Director tenure The Board is committed to maintaining an appropriate balance between director retention and renewal. The Company believes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. Due to the number of years it takes to acquire sufficient Company-specific knowledge and the cyclical nature of the chemical industry, the Company places great value on longer-serving directors’ experience. However, we also value board renewal and believe it is critical to ensuring that we have a high performing board over the long-term. Turnover in Board membership provides an opportunity to enhance diversity of perspectives and adds significant value through the ongoing input of fresh ideas and new knowledge. The average tenure for current directors is 5 years. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 46 Methanex 2026 Information Circular

The Company’s Director Tenure Policy does not include term limits for directors nor mandatory retirement age provisions. Instead, the Policy outlines other processes that the Board has adopted to effectively manage board renewal, including: • annual evaluations of individual directors to monitor the effectiveness of each director’s contribution; • the Corporate Governance Committee and the Chair of the Board annually review the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity and effectiveness; and • the Chair of the Board and the Chair of the Corporate Governance Committee are responsible for developing a long- term board succession plan that incorporates input from one-on-one discussions between the Chair of the Board and each Board member, including discussions regarding estimated future retirement dates for each Board member. This plan is reviewed and updated on an annual basis after the Chair of the Board completes his one-on-one evaluation meeting with each Board member. Nomination of directors Nominating committee and nomination process The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors.” Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 47

  Establish criteria for selection of nominees The Corporate Governance Committee is responsible for recommending criteria for the selection of new directors to serve on the Board and reviews annually the credentials of candidates to be considered for nomination or re-election to the Board against such criteria. The objective of this review is to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds and perspectives. This review includes an assessment of the Board’s composition, skills, and diversity to identify gaps. The Committee uses a skills matrix to assist in this process (as described more fully under “Skills matrix”). The Board believes that having diversity in the background and perspectives of its directors is essential for creating an appropriate balance of skills, experience, independence, and knowledge required on the Board and enhancing board effectiveness. The Corporate Governance Committee considers diversity attributes and the Board’s diversity target when identifying and nominating candidates for Board appointments and are factored into the recruitment and decision-making process when new Board appointments are made. A summary of the Board Diversity Policy can be found under “Diversity”. Additionally, desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination. Ultimately, recommendations are based on merit, measured against the established criteria.   Identification and recommendation of candidates The Corporate Governance Committee is responsible for identifying and proposing to the Board suitable candidates to stand as nominees for election to the Board and is also responsible for conducting all necessary and appropriate inquiries into their backgrounds and qualifications. In identifying potential director candidates, the Corporate Governance Committee takes into account the established selection criteria. Suitable director candidates are identified with the assistance of an executive search firm retained under the authority of the Corporate Governance Committee(1). Such search firms are directed to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate. Selection of candidates Once a slate of candidates has been received, the selection process is led by the Corporate Governance Committee (or a designated subcommittee) with input received from all Committee members and the Chair of the Board. Meeting with the candidates Members of the Corporate Governance Committee (or a designated subcommittee), and where appropriate, other directors or senior executives of the Company, meet in person with the candidate to discuss their interest and ability to devote the time and resources required to meet the Company’s expectations for directors. Recommendation The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board. In addition to the nominees proposed by the Board, shareholders may propose individuals to be nominated for election as directors in accordance with applicable law and the by-laws of the Company. (1) With the exception of Paul Dobson and Kevin Rodgers, who were appointed directors pursuant to the terms of the Cooperation Agreement dated April 12, 2019, between the Company and the Company's largest shareholder, M&G Investment Management Limited, all director candidates have been identified with the assistance of an executive search firm. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 48 Methanex 2026 Information Circular

Ethical business conduct Code of business conduct The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. The Code is available in English, Spanish, Arabic and Dutch and clearly defines a set of standards to help employees, officers and directors avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. A copy of the Code can be found on our website and on SEDAR+ at www.sedarplus.ca. A printed version is also available upon request to the Corporate Secretary of the Company. The Code also establishes a confidential “whistle-blower” ethics hotline for reporting suspected violations of the Code. The ethics hotline allows each of the Company’s employees to make a report to the hotline either online via the internet or through use of a toll-free phone number. In both cases, the hotline is operated by an external third party and users may make an anonymous report in their own local language. The Code is reviewed annually by the Board. The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee is responsible for recommending to the Board any changes to the Code. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code and ethics hotline awareness throughout the organization and the results of surveys and training designed to determine employee understanding and awareness of the Code. Code violations received through the ethics hotline are reported to the legal department and the General Counsel ensures that all ethics hotline reports will be investigated appropriately and consistently. Furthermore, the Chair of the Board and the Chair of the Audit, Finance and Risk Committee are advised of all reports that concern accounting or audit matters. The Chair of the Audit, Finance and Risk Committee and the General Counsel together determine how such matters should be investigated. In addition, the Audit, Finance and Risk Committee receives quarterly notices from the General Counsel if any concerns are received regarding accounting, internal accounting controls, and auditing matters. No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a violation of the Code. Transactions involving directors or officers The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee. Related-party transactions The Audit, Finance and Risk Committee is specifically mandated to review and approve all related-party transactions between the Company (or any of its subsidiaries) and its executive officers or directors (or any affiliates of such officers or directors), other than those disclosed in the Company’s financial statements. Under our constating documents and as per the CBCA, a director or executive officer who has a material interest in a transaction or agreement involving the Company must disclose the interest and does not participate in any votes on the matter. All directors and executive officers also complete an annual questionnaire in which they identify the names of their related parties and any existing or potential related-party transactions or conflicts of interest that could be material to the Company. Recoupment policy The Company has a Recoupment Policy that provides for the recoupment of certain incentive-based compensation that has been paid to individuals deemed to be an executive officer in circumstances where the Company's financial statements have been restated. For more information on this policy, please see page 72. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 49

Other measures The Board takes other steps to encourage and promote a culture of ethical business conduct. Under the Company’s Board Mandate, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. Significant efforts are also made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is monitored annually. In 2025, 100% of employees received Code training. In addition to the Code, the Company has several other policies governing ethical business conduct, including the following: • Anti-Corruption Policy – Prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited. • Competition Law Policy – Provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties. • Confidential Information and Trading in Securities Policy – Provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares or equity based incentive awards that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities. • Corporate Gifts and Entertainment Policy – Provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations. • Human Rights Policy Statement - Sets out the Company's overarching commitment to upholding human rights within its operations. • Political Donation Policy – Prohibits all political donations by the Company. The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws. Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 50 Methanex 2026 Information Circular

Compensation of directors All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted. Objective and design of the director compensation program We are the world’s largest producer and supplier of methanol with sales and operations around the globe and revenues of approximately USD $3.6 billion in 2025. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge and the ability to successfully carry out the Board’s mandate. The Board Mandate is attached to this Information Circular as Schedule A and can also be found on our website. Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Board Mandate set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on Committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations, the Board believes that it is necessary for the Company to offer a competitive compensation package. Our director compensation program is designed primarily to: • compensate directors for applying their knowledge, skills and experience in the performance of their duties; • align the actions and economic interests of the directors with the interests of long-term shareholders; and • encourage directors to stay on the Board for a significant period of time. Director compensation is paid only to non-management directors and is comprised primarily of cash fees (including an annual retainer) and a share-based award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The “Directors’ Total Compensation” table on page 54 sets out the total compensation earned by the directors in 2025. As part of this compensation program, the directors also have share ownership requirements. See “Directors’ Share Ownership Requirements” on page 57 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders. Process for determining director compensation The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element. The Corporate Governance Committee has determined that the target compensation level for directors should be competitive with the 50th percentile of a relevant comparator group. The comparator group of companies used by the Corporate Governance Committee for reviewing and determining director compensation is the same comparator group used for reviewing and determining executive compensation. This comparator group is developed by the Human Resources Committee and consists of North American-based companies in the chemicals, oil and gas and mining industries with global operations which, where possible, operate in a commodity-based or cyclical business. The companies in the comparator group used for determining 2025 director compensation are listed below:   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 51

ARC Resources1 Kinross Gold Corporation1 Ashland Global Holdings Inc. Lundin Mining Corporation1 Avient Corporation (formerly PolyOne) Olin Corporation B2Gold Corporation1 RPM International Inc. Cabot Corporation SSR Mining Incorporated1 Celanese Corporation The Chemours Company FMC Corporation Trinseo PLC H.B. Fuller Company Veren Inc.1, 2 Huntsman Corporation Vermillion Energy Inc.1 Keyera Corporation1 1 denotes Canadian companies 2 acquired by Whitecap Resources Inc. May 2025 The Corporate Governance Committee reviews director compensation annually. The Corporate Governance Committee reviewed director compensation in January 2026 and determined that no changes to director compensation were to be made at this time. Elements of director compensation Director compensation is comprised of two elements, namely (i) annual retainer and other fees and (ii) share-based awards. Each element is described in detail below. Annual retainer and other fees During the year ended December 31, 2025, annual retainer and other fees were paid to non-management members of the Board on the following basis: Annual retainer for the Chair of the Board $ 201,600 annual Annual retainer for a non-management director (excluding the Chair of the Board) $ 112,000 annual Annual retainer for the Chairs of the Audit, Finance and Risk and Human Resources Committees $ 20,000 annual Annual retainer for Chairs of the Corporate Governance and Responsible Care Committees $ 15,000 annual Annual retainer for members of the Audit, Finance and Risk Committee, including the Chair $ 10,000 annual Cross-country or intercontinental travel fee to attend Board or Committee meetings(1) $ 2,500 per trip Travel fee for site visits at an intercontinental destination(1) $ 2,500 per trip (1) Travel fees are paid to certain directors for cross-country or intercontinental travel to attend Board or committee meetings and to all directors for attending site visits at an intercontinental destination. Notwithstanding that directors do not receive meeting attendance fees, if over 10 Board meetings are held in a year, the Corporate Governance Committee has the discretion to determine whether any meeting fees are appropriate. In 2025, the Chair of the Board received a flat fee annual retainer and did not receive any additional fees with the exception of the travel fee for a site visit at an intercontinental destination. Share-based awards – restricted share unit plan for directors Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the share-based component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. In addition, directors who are in compliance with their share ownership requirements at the time they make their election, may elect to receive the cash equivalent of their RSU award. In 2026 and 2025 three directors elected to receive the cash equivalent of their share-based award. The table below summarizes the share-based awards granted to directors in 2026 and 2025:   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 52 Methanex 2026 Information Circular

2026 2025 Chair of the Board 4,400 RSUs or DSUs 4,600 RSUs or DSUs All other non-management directors 2,400 RSUs or DSUs 2,600 RSUs or DSUs RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. For example, RSUs granted in 2025 will vest on December 1, 2027. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders. Upon retirement, all outstanding RSUs vest at the date of retirement and the director is entitled to receive a cash payment within 90 days from the vesting date. The cash payment is based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. The Board believes that share-based awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed under “Process for Determining Director Compensation.” In 2025 and 2026, the Target Dollar Value was $168,000 for each non-management director and $302,400 for the Chair of the Board. Each non-management director received the number of RSUs (or DSUs) determined by dividing the Target Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 30-day period ending on the date prior to the date of the grant, and then rounded. In 2025 the grant date was March 6, 2025 and in 2026 the grant date was March 9, 2026. Share-based awards – deferred share unit plan (director DSUs) Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of their retainer and other fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their share-based award in the form of DSUs. See the section above “Share-Based Awards – Restricted Share Unit Plan for Directors”. DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. A director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date. The Board believes that providing directors with the alternative of receiving their cash fees and share-based awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders. Stock options Non-management directors are not granted stock options.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 53

Directors’ total compensation The following table sets out what each independent director earned by way of annual retainer, other fees and share- based awards for 2025. Director Annual Retainer ($) Annual Retainer for Committee Chairs ($) Annual Retainer for Audit & HR Committee Chairs ($) Annual Retainer for Audit Committee Members ($) Travel Fees (1) ($) Total Fees Earned(2) ($) Share-Based Award(3) ($) All Other Compensation(4) ($) Total ($) Doug Arnell 201,600 — — — 2,500 204,100 273,194 69,310 546,604 Jim Bertram 112,000 — 6,667 — 2,500 121,167 154,414 37,903 313,484 Paul Dobson 112,000 — — 10,000 12,500 134,500 154,414 7,478 296,392 Maureen Howe 112,000 15,000 — 10,000 2,500 139,500 168,000 7,363 314,863 Robert Kostelnik(5) 37,333 5,000 — — 7,500 49,833 154,414 2,067 206,314 Don Marchand(6) 9,333 — — 833 — 10,166 14,000 — 24,166 Leslie O’Donoghue 112,000 — 13,333 10,000 2,500 137,833 168,000 8,370 314,203 Roger Perreault 112,000 10,000 — 10,000 2,500 134,500 154,414 2,670 291,584 Kevin Rodgers 112,000 — — — 7,500 119,500 168,000 12,248 299,748 John Sampson 112,000 — — — 2,500 114,500 154,414 5,658 274,572 Margaret Walker(5) 37,333 — — 3,333 5,000 45,666 154,414 2,067 202,147 Benita Warmbold 112,000 — 20,000 10,000 17,500 159,500 154,414 26,587 340,501 Xiaoping Yang 112,000 — — — 2,500 114,500 154,414 7,478 276,392 Total 1,293,599 30,000 40,000 54,166 67,500 1,485,265 2,026,506 189,199 3,700,970 (1) Travel fees are paid to certain directors for cross-country or intercontinental travel to attend Board or committee meetings and to all directors for attending site visits at an intercontinental destination. (2) This column includes all retainers and travel fees earned during 2025. This column also includes any fees paid in DSUs. Under the DSU Plan, non-management directors may elect to receive 100%, 50% or 0% of their annual cash retainer as DSUs. The DSU Plan is more fully described under “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”. In 2025, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs (Arnell: 3,951 DSUs; and Bertram: 2,350 DSUs). The number and value of the DSUs received by Messrs. Arnell and Bertram in lieu of fees are reflected in the “Share-Based Awards - Value Vested During the Year” table on page 56. (3) This column reflects the grant date fair value of the share-based compensation (RSUs and DSUs) received by directors in 2025. The value shown is calculated by multiplying the number of RSUs or DSUs awarded in 2025 by the closing price of the Common Shares on the TSX on March 5, 2025, the day before such share units were granted, being $59.39. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their share-based compensation award as RSUs or DSUs. If share ownership requirements are met at the time they make their election, directors may elect to receive the value of their share- based award as cash. Please see “Share-Based Awards - Restricted Share Unit Plan for Directors” for more information. In 2025, Ms. Howe, Ms. O'Donoghue and Mr. Rodgers made such election. (4) This column is made up of the value of additional share units earned by directors in 2025 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2025. See “Share-Based Awards – Restricted Share Unit Plan for Directors” and “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. No perquisites were paid in 2025. (5) Mr. Kostelnik and Ms. Walker retired as directors in May 2025. (6) Mr. Marchand was appointed a Director effective December 1, 2025 and received a pro rata amount of the annual retainer and a pro rata cash equivalent of the share-based award, rather than share units.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 54 Methanex 2026 Information Circular

Directors’ outstanding share-based awards The following table shows the number of share-based awards, received as an annual share-based award, held by each independent director as at December 31, 2025. Directors do not receive option-based awards. Outstanding Share-Based Awards as at December 31, 2025 Director Shares or Units of Shares that Have Not Vested(1) (#) Market or Payout Value of Share-Based Awards that Have Not Vested(1) ($) Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)(3) ($) Doug Arnell — — 2,041,282 Jim Bertram — — 1,076,823 Paul Dobson 5,555 302,414 — Maureen Howe — — 326,096 Robert Kostelnik(4) — — — Don Marchand(5) — — — Leslie O'Donoghue — — 448,205 Roger Perreault 2,651 144,320 — Kevin Rodgers — — 654,913 John Sampson 5,555 302,414 — Margaret Walker(4) — — — Benita Warmbold — — 1,304,056 Xiaoping Yang 5,555 302,414 — (1) These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2025 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2025, being $54.44. (2) This column reflects the value of vested DSUs received as their annual share-based award (“Annual DSUs”) held by each director as at December 31, 2025, and includes dividend equivalent Annual DSUs credited since the date of the original Annual DSU grants. The value of the Annual DSUs is calculated by multiplying the number of Annual DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2025, being $54.44. (3) The following table shows the total number and value of DSUs, including both DSUs received in lieu of fees and received as annual- share based awards ("Outstanding DSUs") held by each independent director as at December 31, 2025, and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. Independent directors that are not listed do not hold any DSUs. The value is calculated as noted in Footnote (2) above. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more detailed information regarding the DSU Plan and the valuation date that directors may choose. Director Number of Outstanding DSUs as at Dec. 31, 2025 (#) Value of Outstanding DSUs as at Dec. 31, 2025 ($) Doug Arnell 70,580 3,842,375 Jim Bertram 38,656 2,104,433 Maureen Howe 7,230 393,601 Leslie O’Donoghue 8,233 448,205 Kevin Rodgers 12,030 654,913 Benita Warmbold 26,138 1,422,953 (4) Mr. Kostelnik and Ms. Walker retired as directors in May 2025. (5) Mr. Marchand was appointed a Director effective December 1, 2025 and received a pro rata cash equivalent of the share-based award, rather than share units.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 55

Directors’ share-based awards – value vested during the year The following table shows the aggregate dollar value realized by each independent director upon vesting of share-based awards during 2025. Directors do not receive stock options and do not receive any non-equity incentive plan compensation. Share-Based Awards – Value Vested during the Year   Number Vested during 2025 (#) Value Vested during 2025 ($)   RSUs(1) DSUs(2) RSUs(3) DSUs(2) Director Based Award Granted in Lieu of Fees(4) Share- Based Award(5) Dividend Equivalents(6) Total Based Award Granted in Lieu of Fees(4) Share- Based Award(5) Dividend Equivalents(6) Total Doug Arnell — 3,951 4,600 1,357 9,908 — 204,100 273,194 69,310 546,604 Jim Bertram — 2,350 2,600 742 5,692 — 121,167 154,414 37,903 313,484 Paul Dobson 2,413 — — — 2,413 121,481 — — — 121,481 Maureen Howe — — — 144 144 — — — 7,363 7,363 Robert Kostelnik(7) 7,864 — — — 7,864 313,320 — — — 313,320 Don Marchand(8) — — — — — — — — — — Leslie O’Donoghue — — — 164 164 — — — 8,370 8,370 Roger Perreault(9) — — — — — — — — — — Kevin Rodgers — — — 240 240 — — — 12,248 12,248 John Sampson(10) — — — — — — — — — — Margaret Walker(7) 7,864 — — — 7,864 313,320 — — — 313,320 Benita Warmbold — — 2,600 521 3,121 — — 154,414 26,587 181,001 Xiaoping Yang 2,413 — — — 2,413 121,481 — — — 121,481 (1) This column represents RSUs that were awarded in 2023 and vested on December 1, 2025, together with dividend equivalent RSUs credited in respect thereof. See “Share-Based Awards – Restricted Share Unit Plan for Directors” for more information. (2) DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information. (3) The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2025, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $50.33. (4) These columns reflect the number and value of DSUs received in lieu of fees earned in 2025, as elected by non-management directors. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one- quarter of the annual fees elected to be received as DSUs by the average closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter. In 2025, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs and thus the value of DSUs granted to Messrs. Arnell and Bertram in lieu of fees is equal to their total fees earned as noted in the Directors’ Total Compensation table on page 54. (5) These columns reflect the number and value of DSUs granted to directors in 2025 as share-based awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2025 by the closing price of the Common Shares on the TSX on March 5, 2025, the day before such share units were granted, being $59.39. Directors elect to   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 56 Methanex 2026 Information Circular

receive their share-based award as RSUs or DSUs, or the cash equivalent. See “Share-Based Awards—Restricted Share Unit Plan for Directors” for more information. In 2025, Ms. Howe, Ms. O'Donoghue and Mr. Rodgers elected to receive the cash equivalent. (6) These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2025, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares on the TSX on the day that such DSUs were credited. (7) Mr. Kostelnik and Ms. Walker retired as directors in May 2025 and the number and value of RSUs in this table represents the outstanding RSUs which vested on their retirement date and were paid out in accordance with the terms of the RSU Plan. (8) Mr. Marchand was appointed a Director effective December 1, 2025 and received a pro rata cash equivalent of the share-based award, rather than share units. (9) Mr. Perreault was appointed a Director effective April 25, 2024. In 2025, Mr. Perreault was granted RSUs that will vest on December 1, 2027. (10) Mr. Sampson was appointed a Director effective October 1, 2023. In 2024, Mr. Sampson was granted RSUs that will vest on December 1, 2026; and in 2025, Mr. Sampson was granted RSUs that will vest on December 1, 2027. Directors’ share ownership requirements The Company has share ownership requirements for directors to promote shareholder alignment. Each non- management director is required to own Common Shares having a value equal to at least 3 times their total retainer, which includes both the cash and equity components of the retainer. Ownership requirements are measured in March of each year. In the event a share price change from the prior year results in a director falling below the minimum shareholding requirement, such director has one year from the date of measurement to meet the requirement. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. Directors have five years from the date of their appointment to meet their share ownership requirement and a new Chair of the Board has five years from the date of their appointment as Chair to meet their increased share ownership requirement. The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each non- management director as at March 9, 2026 compared to the number of Common Shares, RSUs and DSUs held as at March 6, 2025 and the percentage of the requirement achieved for each director based on their holdings as at March 9, 2026.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 57

Director Director Since As At Common Shares Held(1) (#) Share Units Held (#) Total Common Shares and Share Units Held (#) Total At- Risk Value of Common Shares and Share Units(2) ($) Value of Common Shares and Share Units Required to Meet Requirement(3) ($) Percentage of Requirement Achieved (%) Amount at Risk as a Multiple of Annual Retainer Meets RequirementRSUs DSUs Doug Arnell(4) Oct-16 Mar 9, 2026 5,555 — 74,980 80,535 5,184,038 1,512,000 343 25.7 Yes Mar 6, 2025 5,555 — 65,272 70,827 4,845,983 Change — — +9,708 +9,708 +338,055 Jim Bertram Oct-18 Mar 9, 2026 23,705 — 41,056 64,761 4,168,666 840,000 496 37.2 Yes Mar 6, 2025 23,705 — 35,564 59,269 4,055,185 Change — — +5,492 +5,492 +113,481 Paul Dobson Apr-19 Mar 9, 2026 12,822 7,955 — 20,777 1,337,415 840,000 159 11.9 Yes Mar 6, 2025 12,822 7,825 — 20,647 1,412,668 Change — +130 — +130 -75,253 Maureen Howe Jun-18 Mar 9, 2026 26,250 — 7,230 33,480 2,155,108 840,000 257 19.2 Yes Mar 6, 2025 26,250 — 7,086 33,336 2,280,849 Change — — +144 +144 -125,741 Don Marchand Dec-25 Mar 9, 2026 3,000 — 2,400 5,400 347,598 840,000 41 3.1 No(5) Leslie O’Donoghue Apr-20 Mar 9, 2026 17,000 — 8,233 25,233 1,624,248 840,000 193 14.5 Yes Mar 6, 2025 13,500 — 8,069 21,569 1,475,751 Change +3,500 — +164 +3,664 +148,497 Roger Perreault Apr-24 Mar 9, 2026 — 5,051 — 5,051 325,133 840,000 39 2.9 No(5) Mar 6, 2025 — 2,600 — 2,600 177,892 Change — +2,451 — +2,451 +147,241 Kevin Rodgers Jul-19 Mar 9, 2026 6,000 — 12,030 18,030 1,160,591 840,000 138 10.4 Yes Mar 6, 2025 6,000 — 11,790 17,790 1,217,192 Change — — +240 +240 -56,601 John Sampson Oct-23 Mar 9, 2026 — 7,955 — 7,955 512,063 840,000 61 4.6 No(5) Mar 6, 2025 — 5,447 — 5,447 372,684 Change — +2,508 — +2,508 +139,379   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 58 Methanex 2026 Information Circular

Director Director Since As At Common Shares Held(1) (#) Share Units Held (#) Total Common Shares and Share Units Held (#) Total At- Risk Value of Common Shares and Share Units(2) ($) Value of Common Shares and Share Units Required to Meet Requirement(3) ($) Percentage of Requirement Achieved (%) Amount at Risk as a Multiple of Annual Retainer Meets RequirementRSUs DSUs Benita Warmbold Feb-16 Mar 9, 2026 6,000 — 28,538 34,538 2,223,211 840,000 265 19.9 Yes Mar 6, 2025 6,000 — 25,617 31,617 2,163,235 Change — — + 2,921 +2,921 +59,976 Xiaoping Yang Jan-22 Mar 9, 2026 6,700 7,955 — 14,655 943,342 840,000 112 8.4 Yes Mar 6, 2025 3,700 7,825 — 11,525 788,541 Change +3,000 +130 — +3,130 +154,801 (1) This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director. (2) For 2026, this value is calculated using $64.37 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 6, 2026. For 2025, this value is calculated using $68.42 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 5, 2025. (3) Director share ownership requirements state that non-management directors are to hold Common Shares and/or share units equal to at least three times their total retainer, which includes both the cash and equity components of the retainer. (4) Mr. Arnell is Chair of the Board and his share ownership requirement is $1,512,000 being three times his total retainer of $504,000. (5) Directors have five years from the date of their appointment to meet director share ownership requirements. Mr. Marchand's deadline to meet his share ownership requirement is November 30, 2030. Mr. Perreault's deadline to meet his share ownership requirement is April 24, 2029. Mr. Sampson's deadline to meet his share ownership requirement is September 30, 2028.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 59

Ownership of equity holdings and vested DSUs The following table shows the number of Common Shares and vested DSUs and the accumulated value of such Common Shares and vested DSUs, held by each director as at March 9, 2026. The value of unvested share units is not included in this table. Director Director Since Common Shares Held(1) (#) DSUs Held(2) (#) Total Common Shares and DSUs Held (#) Accumulated Value(3) ($) Doug Arnell Oct-16 5,555 74,980 80,535 5,438,529 Jim Bertram Oct-18 23,705 41,056 64,761 4,373,310 Paul Dobson Apr-19 12,822 — 12,822 865,870 Maureen Howe Jun-18 26,250 7,230 33,480 2,260,904 Don Marchand Dec-25 3,000 2,400 5,400 364,662 Leslie O’Donoghue Apr-20 17,000 8,233 25,233 1,703,984 Roger Perreault Apr-24 — — — — Kevin Rodgers Jul-19 6,000 12,030 18,030 1,217,566 John Sampson Oct-23 — — — — Rich Sumner Jan-23 58,875 30,645 89,520 6,045,286 Benita Warmbold Feb-16 6,000 28,538 34,538 2,332,351 Xiaoping Yang Jan-22 6,700 — 6,700 452,451 (1) This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director. (2) DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Non-management directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Non-management directors may also elect to receive their share- based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information. For information on Mr. Sumner's DSUs, see "Deferred compensation (DSU)" in the Executive Compensation Discussion and Analysis section. (3) For the purpose of this table, this value is calculated using $67.53 per share, being the closing price on the TSX on March 6, 2026, being the last trading date before the date of this Information Circular.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 60 Methanex 2026 Information Circular

Executive compensation Letter to shareholders Dear fellow shareholders, On behalf of the Board and the Human Resources Committee, we are pleased to share with you Methanex's approach to executive compensation. Our role is to ensure that our executive compensation programs enable the Company to attract, retain and engage executive talent and that the programs align pay with performance and long-term shareholder interests. Compensation highlights In 2025, the Company received a favourable result on our annual say on pay vote, with 80.76% of votes in support of our approach to executive compensation. While still a strong majority, this level of support was lower than our historically high approval rates in 2024 (96.91%) and 2023 (91.47%). The Human Resources Committee, as part of its mandate, continuously reviews and adjusts, as appropriate, our executive compensation program to ensure it remains aligned with our objectives, market practice and shareholder feedback. During 2025, we continued to proactively engage with shareholders, including having direct discussions with our largest shareholder who voted against our approach to executive compensation. Their vote reflected concerns about an operational issue at our Geismar 3 plant, which has since been fully resolved, rather than any aspect of the structure of our executive compensation program. We received no other feedback from shareholders regarding our 2025 executive compensation approach. For 2025, we introduced deleveraging as a new performance measure in the short-term incentive program to reinforce our focus on debt reduction following the acquisition of OCI Global's international methanol business. We have received positive feedback from shareholders regarding the introduction of this performance measure. Our executive compensation programs are designed to align executive pay with performance and the interests of shareholders, with 86% of the CEO’s target compensation, and 72% of the Named Executive Officers’ target compensation, that are performance-based and at risk. The at-risk portion of the CEO’s target compensation includes the short-term incentive plan, weighted at 18% of target compensation, and the long-term incentive plan, weighted at 68%. Independent compensation consultants annually review and confirm that Methanex’s pay-for-performance approach is aligned with that of our comparator group. Our comparator group is carefully constructed to align with our industry profile, and includes factors such as scale, complexity, cyclicality, and talent market considerations. Given the absence of any Canadian peers that match our industry profile, it is difficult to construct a comparator group consisting of only Canadian companies and is why our comparator group includes U.S. chemical companies to ensure appropriate market comparability for benchmarking compensation. While there is no comparator group that perfectly mirrors Methanex, this North American comparator group provides the most representative view of the competitive market in which we operate and highlights the unique aspects of our business. The Board applies established governance principles when reviewing the blended U.S. and Canadian market data, placing strong emphasis on performance-based compensation, maintaining caps on incentive opportunities, and exercising informed discretion to ensure executive pay remains aligned with long-term shareholder value. In addition, the Board engages annually with our shareholders to outline our pay-for- performance philosophy, solicit feedback, and address questions about our executive compensation levels and program design. These practices reinforce our commitment to transparency, strong governance, and the alignment of executive pay with shareholder interests and long-term value creation. 2025 performance highlights The Company delivered exceptional safety results in 2025, achieving record performance over a two-year period and reinforcing a strong safety culture. This pivotal year was also defined by the successful completion and seamless integration of the OCI acquisition, with safe and reliable operations maintained throughout. Strong asset reliability across the portfolio, combined with optimized gas supply to plants outside North America, supported robust cash generation and enabled deleveraging that exceeded the annual target. Significantly, we also achieved our 2030 carbon emissions   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 61

target and advanced several low-carbon methanol initiatives. These achievements position Methanex for continued success in 2026 and beyond. For 2025, the corporate performance factor - which is used to determine 70% of the short-term incentive award - was 101% of target. This outcome reflects a below-target modified return on capital employed (ROCE), offset by deleveraging performance that exceeded the target. Our relative total shareholder return (TSR) and three-year average modified ROCE – the two corporate performance measures under the performance share unit (PSU) plan, which represents 50% of an executive’s long-term incentive award – resulted in 103% of the 2023 PSU grant vesting at the end of 2025. This outcome was largely driven by Methanex’s strong TSR performance relative to the S&P Composite 1500 Chemicals Index, outperforming the Index by approximately 3.5%. 2025 CEO compensation The Board approved Mr. Sumner's 2025 total compensation of $8.9 million, which includes base salary, the actual value of the short-term incentive award, the target value of the long-term incentive award, pension and other compensation. When determining Mr. Sumner's compensation, consideration was given to his performance and appropriate target compensation positioning to be competitive when benchmarked against the Company's peer group. Conclusion We have a long track record of sound pay practices that continue to earn strong shareholder support. The next section of this Information Circular discusses our executive compensation program in more detail and shares the 2025 pay decisions for our most senior officers. We welcome your feedback at any time and encourage you to participate in the advisory vote. Doug Arnell Chair of the Board Leslie O'Donoghue Chair, Human Resources Committee   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 62 Methanex 2026 Information Circular

Executive compensation discussion and analysis All amounts in this section “Executive Compensation Discussion and Analysis” are in Canadian dollars except where otherwise noted. Named executive officers The Executive Compensation Discussion and Analysis describes our approach to compensation for the Company’s President & CEO, Chief Financial Officer and its three other executive officers who had the highest total compensation during 2025 (collectively the Named Executive Officers or NEOs). Named Executive Officer Principal Occupations and Positions During Last Five Years Rich Sumner President & CEO President & CEO since January 1, 2023. Senior Vice President, Marketing & Logistics from October 2021 to December 2022. Prior thereto was Regional President, Marketing & Logistics, Asia Pacific from February 2019. Dean Richardson Senior Vice President, Finance & Chief Financial Officer Senior Vice President, Finance & Chief Financial Officer since February 1, 2023. Vice President, Corporate Finance from January 2022 to January 2023. Prior thereto was Managing Director, New Zealand from April 2018. Gustavo Parra Senior Vice President, Manufacturing Senior Vice President, Manufacturing since January 1, 2023. Vice President, Manufacturing Strategy & Planning from September 2019 to December 2022. Karine Delbarre Senior Vice President, Global Marketing & Logistics Senior Vice President, Global Marketing & Logistics since January 1, 2023. Vice President, North America Marketing & Logistics from March 2019 to December 2022. Kevin Maloney Senior Vice President, Corporate Development Senior Vice President, Corporate Development since January 1, 2023. Vice President, Corporate Development from April 2018 to December 2022.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 63

Executive summary Objectives and design of the executive compensation program The main objective of our executive compensation program is to attract, retain and engage high-quality, high-performing executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders. To achieve this objective, our executive compensation program is based on the following principles: ALIGNMENT WITH SHAREHOLDER INTERESTS Our performance-based incentive plans are designed to closely align executive and shareholder interests. Total compensation earned by the NEOs - including both realized pay and the unrealized value of long-term incentive awards - reflects cumulative total shareholder return over time. PAY-FOR-PERFORMANCE We believe in pay-for-performance, with more than 85% of the President & CEO’s target compensation and approximately 70% of other NEO’s target compensation at risk and linked to a combination of corporate and individual performance goals, share price performance, relative total shareholder return ("TSR"), modified return on capital employed ("Modified ROCE") and deleveraging. EFFECTIVE RISK MANAGEMENT Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value. PAY COMPETITIVELY Our executive compensation program is designed to be competitive with the 50th percentile of North American-based chemical, mining and oil and gas companies with commodity-cyclical global operations in order to attract, retain and engage high-quality executive talent.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 64 Methanex 2026 Information Circular

Elements of executive compensation Executive compensation at the Company includes base salary, short-term incentives, long-term incentives and indirect compensation, including benefits, perquisites and pensions, as described in more detail below. CEO 86% Total Compensation "At Risk" 14% 18% 34% 34% Base Salary Short-Term Incentives Stock Options/SARs/TSARs PSUs All Other NEOs (average) 72% Total Compensation "At Risk" 28% 20% 26% 26% Base Salary Short-Term Incentives Stock Options/SARs/TSARs PSUs Variable "At Risk" BASE SALARY Fixed compensation intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. SHORT-TERM INCENTIVE AWARD Variable compensation designed to recognize and reward the achievement of strategic performance goals with an annual cash reward. Amounts are based on an assessment of corporate financial performance – Modified ROCE and deleveraging – and individual performance over the year. STOCK OPTIONS/ SARs/ TSARs Stock options/Share Appreciation Rights ("SARs")/Tandem Share Appreciation Rights ("TSARs") deliver value based on the Company's share price performance over varying periods of time. PSUs Performance Share Units ("PSUs") deliver value based on a combination of relative compounded TSR and three-year average Modified ROCE. We also provide indirect compensation intended to support the health, wellness and financial well-being of executives and their families. Executives are provided a single, fixed amount, taxable perquisite allowance. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees. Executives also participate in a supplemental retirement plan.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 65

Succession planning and leadership development Developing talent is a strategic priority for the organization. We have a robust succession and talent management program designed to build and preserve organizational capability and to minimize succession risk through the proactive identification, assessment and development of talent at all leadership levels, including the executive level, within the organization. The executive team discusses organizational talent on a regular basis and also conducts an in-depth talent review session each year where members of the global management team and other key talent from all levels in the organization are discussed and assessed as well as our bench strength against our critical senior leadership roles. Development plans are put in place and tracked for all key talent and succession candidates from year-to-year. Our program includes succession planning for emergency replacement scenarios for critical roles. CONTINUOUS LEADERSHIP DEVELOPMENT OPPORTUNITIES We regularly offer an integrated suite of customized global leadership development programs for various levels of leaders in the organization. The programs focus on the development of our core leadership competencies, which include developing management skills and building business acumen, global business knowledge and cross-cultural agility. These programs typically range in length from customized two-day workshops for our frontline leaders to cohort style programs for senior leaders delivered over an eight- month period. In addition to formal leadership development programs, we offer a custom coaching program to further accelerate the growth and development of leaders within our organization. We also support meaningful and varied on-the-job experiences and assignments to optimize both business performance and individual development. Every year, the Human Resources Committee and the Board review the progress made in developing current and future leaders through the succession and talent management program and leadership development programs, with particular focus on the executive officers and potential successors to executive officer roles. Management also conducts a talent management session with the Board annually. Process for determining executive compensation The Human Resources Committee consists of five members (Ms. O'Donoghue, Mr. Bertram, Mr. Dobson, Mr. Rodgers and Mr. Sampson), all of whom are independent directors. During the most recently completed financial year, none of the members of the Human Resources Committee are, or were: • an officer or employee of the Company or any of its subsidiaries; • formerly an officer of the Company or any of its subsidiaries; • indebted to the Company or any of its subsidiaries; or • in possession of any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries. In 2025, all of the Human Resources Committee members had direct experience with executive compensation through their previous executive positions and/or their service on human resources/compensation committees at other organizations. In their executive positions, members participated in compensation, benefits and related decisions; implemented or evaluated the design of the Company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 66 Methanex 2026 Information Circular

Committee members Leslie O'Donoghue • Appointed Chair of the Human Resources Committee effective May 1, 2025. • Held various senior executive positions at Nutrien Ltd. and Agrium Inc. (Nutrien’s predecessor company) from 2000 until her retirement in December 2019, including Executive Vice President & Advisor to the CEO, Executive Vice President, Chief Strategy and Business Development Officer and Executive Vice President, Operations where she had oversight of global operations. • As a member of their Executive Leadership Team, she oversaw all aspects of the business, including compensation, talent management, succession planning and performance management. • She serves as a director of Pembina Pipeline Corporation and is a former member of their Human Resources & Compensation Committee and a previous director of Richardson International where she served on their Human Resources & Compensation Committee. Jim Bertram • Chair of the Human Resources Committee from April 2021 to May 2025. • Former Chief Executive Officer of Keyera Corporation from 1998 until his retirement in 2014. Keyera is a publicly-traded, midstream oil and gas operator. • In his role at Keyera, he had extensive experience in compensation and governance matters. • Currently is Chair of the Board of Keyera Corporation and also serves as a director of Emera Inc. and is a member of its Management Resources and Compensation Committee, which oversees executive compensation matters. Paul Dobson • Former Chief Financial Officer of EVgo Inc. from October 2024 until January 2026 with responsibility for finance, investor relations, strategy and corporate development. • Prior to that role, Mr. Dobson held senior leadership positions, including Chief Financial Officer, Chief Operating Officer and Acting Chief Executive Officer, for a variety of companies including Ballard Power Systems, Hydro One and Direct Energy. • As Acting Chief Executive Officer at Hydro One, he was responsible for all functions, including human resources, for 9,000 employees. • As Chief Operating Officer at Direct Energy, he was responsible for a variety of functions, including organization transformation, for 1,500 employees. Kevin Rodgers • Former Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to 2014. • Prior to that role, Mr. Rodgers held many other senior leadership roles within foreign exchange and commodities at Deutsche Bank and served on the compensation committees for the businesses he managed. • Towards the end of his career, he was a member of the compensation committee for Deutsche Bank’s entire Fixed Income business - a unit that employed thousands of investment banking professionals. John Sampson • Senior Vice President, Operations, Manufacturing & Engineering for Dow Inc. since 2020, with responsibility for 22,000 employees. • In this role, he is responsible for extensive human resources matters including performance management, succession planning, administering compensation plans and developing global resource plans. • Held other senior executive positions at Dow and Olin Corporation where he participated in a variety of human resource matters.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 67

Role of the Human Resources Committee • The Human Resources Committee is responsible for compensation matters with respect to executive officers, including the NEOs. Role of Management • Management develops recommendations for the Human Resources Committee. Role of Compensation Consultant • WTW, the Human Resources Committee's independent executive compensation consultant, provides advice on governance, executive compensation plan design and best practices. • Meridian Compensation Partners ("Meridian") has also been retained by the Human Resources Committee to provide supplemental independent advice from time to time. The chart below provides an overview of the compensation decision making process. Review and analyze compensation   Review recommendations and receive advice   Approve performance goals   Review and approve executive compensation • Management reviews the Company's compensation program design against market and comparator group data, and considering good governance practices, shareholder input and the analysis of other information (including stress- testing and back- testing of incentive plans). Based on these factors, recommendations are developed for the Human Resources Committee's consideration. • The Human Resources Committee reviews information prepared by management and consults with external compensation consultants. • The Human Resources Committee reviews and recommends to the Board for approval the CEO's annual individual performance goals. The goals are integrated with the Company's overall corporate strategy and operating plan and cascaded to determine the annual individual performance goals for all employees, including the NEOs. • The Human Resources Committee reviews and recommends to the Board for approval the compensation for the CEO and reviews and approves the compensation for the other NEOs. The Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by compensation advisors. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 68 Methanex 2026 Information Circular

Compensation consultants The Chair of the Human Resources Committee approves the scope of all executive compensation work undertaken by independent consultants. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors. Recommendations for 2025 NEO compensation were based on market data provided by WTW. Other services that WTW provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement and employee pension plans and occasional non- executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. WTW’s written mandate to the Human Resources Committee outlines its role and terms of reference as the independent consultant to the Human Resources Committee. This includes confirmation that WTW has well-established safeguards to maintain the independence of its executive compensation consultants, which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest. During 2025, the Human Resources Committee also retained Meridian to provide an update, which reviewed the Company’s compensation programs and provided information on recent trends related to executive compensation in North America, particularly with regard to compensation governance oversight, issues and processes. Meridian provides consulting services only to the Human Resources Committee and only with respect to executive compensation, with fees to the Company during 2025 of $31,787 and during 2024 of $41,618. Total fees paid to Meridian and WTW over the past two years are listed in the table below. All Other Fees Year Executive Compensation Related Fees ($) Consulting and Third Party Administration Service Fees for Employee Pension Plans ($) Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($) Non-Executive Compensation Related Fees(1) ($) Total All Other Fees ($) Total Fees ($) 2025 133,571 175,682 61,759 37,187 269,228 402,799 2024 258,806 123,631 67,136 — 190,767 449,573 (1) Non-executive Compensation Related Fees pertained to a review of director compensation conducted by WTW. Comparator group for benchmarking executive compensation Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation of organizations in a comparator group of companies. The Human Resources Committee reviews the comparator group used to establish total compensation for executive officers and monitors the status of comparator companies on a regular basis for their relevance with any changes typically reflected in the year they take effect. There are no publicly traded peers in the methanol industry only nor are there any Canadian chemical companies of comparable size and global reach to Methanex. As a result, our compensation comparator group includes chemical companies based in the U.S. because such companies: • operate in similar industries or adjacent sectors with commodity exposure; • compete for executive talent in the same North American labour market; and • share characteristics such as global operations, capital intensity, and exposure to cyclical demand. Including U.S. peers is essential to ensure our compensation decisions reflect relevant market practices and support our ability to attract and retain top talent in a global context. As a Canadian company, we also reference Canadian organizations that operate internationally and share characteristics relevant to our business model, including engineering-intensive operations, capital-intensive asset bases, exposure to commodity-cyclical markets, and a strong and continuous emphasis on operating safely. While there is no comparator group that perfectly mirrors Methanex, this North American comparator group provides the most representative view of the competitive market in which we operate and highlights the unique aspects of our business. This approach is consistent with sound governance practices and reinforces our commitment to a robust pay-for-performance philosophy.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 69

For 2025, the comparator group includes the following nineteen companies of comparable size, complexity and industry: ARC Resources1 Kinross Gold Corporation1 Ashland Global Holdings Inc. Lundin Mining Corporation1 Avient Corporation (formerly PolyOne) Olin Corporation B2Gold Corporation1 RPM International Inc. Cabot Corporation SSR Mining Incorporated1 Celanese Corporation The Chemours Company FMC Corporation Trinseo PLC H.B. Fuller Company Veren Inc.1, 2 Huntsman Corporation Vermillion Energy Inc.1 Keyera Corporation1 1 denotes Canadian companies 2 acquired by Whitecap Resources Inc. in 2025 The Company regularly reviews its comparator group of companies to ensure that it is appropriate and a comprehensive review was last conducted in 2022. Reviews are conducted by our independent consultants and assess the status of comparator companies, taking into consideration share price dynamics, industry and comparative size with the comparator companies generally ranging from half to two times the Company's size. The Human Resources Committee reviews and ultimately endorses all changes to the comparator group. A review of our comparator group of companies is planned for 2026. Shareholder feedback on executive compensation The Board appreciates the importance that shareholders place on executive compensation and believes that it is essential to engage shareholders on this topic. In addition to the avenues available to shareholders to give feedback that are identified in Shareholder Engagement on page 42, the Company provides an opportunity via our website for shareholders to provide direct feedback to management regarding our approach to executive compensation as disclosed in this Information Circular. We offer this opportunity on an annual basis and information on how to provide the feedback is available to shareholders at the Investor Relations section of our website from March 19, 2026 (the date this Information Circular is anticipated to be filed with securities regulators) until June 30, 2026. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish, and may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2026 Human Resources Committee meeting to determine whether any actions should be taken to address concerns raised. We will report on this process in our annual disclosure documents next year. 2025 Say on Pay voting results and shareholder feedback Our executive compensation practices and programs are reviewed annually to ensure alignment with best practices and to avoid problematic pay practices. These programs have remained consistent year over year, reflecting our commitment to stability and sound governance. In addition to ongoing outreach to shareholders, we engaged directly with our largest shareholder who voted against our approach to executive compensation. Their vote reflected concerns regarding an operational issue at our Geismar 3 plant, which has since been fully resolved, rather than any concern about the structure of our executive compensation program. We received no other feedback from shareholders regarding our executive compensation approach.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 70 Methanex 2026 Information Circular

Compensation policies and practices risk review The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm they align with the Company’s risk management principles, do not encourage inappropriate or excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices: Program structure • Our short-term incentive and PSU awards are not guaranteed and have performance multiplier limits, based on predefined plan provisions and the calculation formula; • There is a proportionately greater award opportunity derived from the long-term, equity-based incentive plan compared to the short-term incentive plan, creating a greater focus on sustained performance over time; • The application of a Modified ROCE metric, which aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets, and deleveraging, which reflects our focus on debt reduction following the acquisition of OCI Global's international methanol business, are significant components of the short-term incentive award (both defined below); • We use two distinct long-term incentive vehicles – PSUs and stock options/SARs/TSARs – that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance; and • Our long-term incentive plan awards are made annually and have overlapping vesting and performance periods, such that at any one time, multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance and maintaining executives’ exposure to the risks of their decisions in the long-term. Share ownership requirements We believe in the importance of our management team owning Common Shares to more fully align management with shareholder interests. We have significant share ownership requirements for all executive officers and share ownership guidelines for all management employees eligible to receive long-term incentives, which are monitored annually by the Human Resources Committee. Role Ownership Requirement CEO 5x of base salary Other executive officers 3x of base salary Equity ownership includes Common Shares, restricted share units ("RSUs") and deferred share units ("DSUs"). The value of stock options/SARs/TSARs and PSUs are not considered when determining share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs/TSARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date each individual became an executive officer. All other management of the Company who are eligible to receive long-term incentives are subject to share ownership guidelines appropriate to the level of their position.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 71

The following table summarizes each NEO's progress towards meeting their respective share ownership requirement as at December 31, 2025. Named Executive Officer(1) Minimum Owner- ship Require- ment (as Multiple of Base Salary) Common Shares Beneficially Owned or Over Which Control or Direction is Exercised (Units) Value of Shares ($) RSUs Held (Units) Value of RSUs ($) DSUs Held (Units) Value of DSUs ($) Total Holdings (Units) Value of Total Holdings(2) ($) Ownership Requirement Achieved (as Multiple of Base Salary) Rich Sumner 5 times 58,111 3,000,271 — — 11,422 621,814 69,533 3,622,085 2.9 times Dean Richardson 3 times 31,680 1,635,638 — — 4,478 243,782 36,158 1,879,420 2.8 times Gustavo Parra 3 times 40,472 2,089,569 — — 40,472 2,089,569 3.4 times Karine Delbarre 3 times 24,818 1,281,353 — — 24,818 1,281,353 2.2 times Kevin Maloney 3 times 34,543 1,783,455 — — 34,543 1,783,455 2.9 times (1) Mr. Sumner, Ms. Delbarre and Mr. Maloney's deadline to meet their share ownership requirement is December 31, 2027. Mr. Richardson's deadline to meet his share ownership requirement is January 31, 2028. (2) Value of shares and RSUs is based on $51.63 per Common Share, which was the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2025. Value of DSUs is based on $54.44 per Common Share, which was the closing price on the TSX at December 31, 2025. The multiple shown demonstrates the extent to which the requirement has been achieved and is based on the respective 2025 base salary. Committee discretion • The Human Resources Committee and Board have discretion to adjust payouts under both the short- and long-term incentive plans to reflect the Company's performance through our core business operations and the level and type of risk taken to achieve results; and • The incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the short-term incentive calculation enables the Human Resources Committee to direct a zero payout for this component to any executive in any year if the individual executive did not perform well or engaged in activities that pose a financial, operational or other undue risk to the Company. Recoupment policy The Company's Recoupment Policy adheres to mandatory rules adopted by the United States Securities and Exchange Commission and applies to all senior executive officers. In the event that an accounting restatement has occurred, the Human Resources Committee will take such action as it deems to be in the best interests of the Company and necessary to recover any erroneously awarded incentive-based compensation attributable to the restatement. A recoupment is triggered by any accounting restatement, even in the absence of fault. Hedging policy The Company’s Confidential Information and Trading in Securities Policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which include all of the Company’s executive officers and directors, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or equity based incentive awards that they hold. Insiders are also prohibited from short selling the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 72 Methanex 2026 Information Circular

Elements of executive compensation All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted. The 2025 target executive compensation mix is illustrated in the table below. Base Salary Short-Term Incentive Award Stock Options/ SARs/TSARs PSUs Total Compensation "At Risk" CEO 14% 18% 34% 34% 86% All Other NEOs 28% 20% 26% 26% 72% CEO ALL OTHER NEOs PSUs 34% Base Salary 14% Short Term Incentive Award 18% Stock Options/ SARs/TSARs 34% 86% Total Compensation "At Risk" PSUs 26% Base Salary 28% Short Term Incentive Award 20% Stock Options/ SARs/TSARs 26% 72% Total Compensation "At Risk"   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 73

Link to program objectives Key features Base Salary • standard element in executive compensation packages • essential to attract and retain individuals who have the leadership and management skills to drive the growth and success of our business • only portion of total direct compensation that is not "at-risk" • provides a stable source of income • competitive with the market Short-Term Incentive • cash-based annual incentive • encourages executives to focus on specific corporate and individual goals that support our operational business priorities • target opportunity set as a percentage of salary • awarded only if threshold performance levels are met Deferred Compensation (DSUs) • equity-based compensation that facilitates building a long-term stake in the Company • executives who have not yet met their share ownership requirement may elect to receive a portion of their short-term incentive award in DSUs • may only be redeemed after the executive retires • settled in cash Long-Term Incentives: Stock Options/SARs/TSARs • equity-based incentive that links executive pay to long-term share price growth • focuses on creating long-term shareholder value • vest over three years • expire after seven years • only have value if our share price rises • settled in shares or cash PSUs • equity-based incentive that links compensation to building long-term shareholder value • balances short-term operating focus with long-term strategic financial goals • aligns long-term financial interests of executive management with those of our shareholders • designed to reward executives for achieving relative total shareholder return and Modified ROCE over a three- year period • settled in a combination of cash and shares Indirect Compensation: Perquisites and other benefits • standard element in total rewards program • helps keep program competitive • value of perquisites is capped Retirement Plans • critical element of a total rewards program • helps attract and retain executive talent • senior executives receive retirement benefits through a defined contribution plan and a supplemental executive retirement plan   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 74 Methanex 2026 Information Circular

Base salary Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a market competitive salary range, targeted to be at the 50th percentile of the comparator group of companies. Initial placement within the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee with assistance from an independent consultant. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executive officers, including the other NEOs. Over time, base salary can approach and may exceed the median of the salary range based on an executive’s experience, long-term performance and the scope of the executive’s role. Short-term incentive plan The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The short-term incentive award is based on two components: • corporate performance aligns the interests of executives with overall corporate performance measures linked to strategy, and • individual performance recognizes each executive's individual contribution to annual strategic and operational business priorities. Each component is weighted as follows: Corporate Performance 70% Individual Performance 30% The target award percentage is determined by the Board each year. The table below outlines the 2025 target award for each NEO: Named Executive Officer Target STI Award (as % of Annual Base Salary) CEO 125% SVP, Finance & CFO 75% Other NEOs 70% Short-term incentive awards can range from 0% to 200% of the target award based on a combination of corporate and individual performance achievement. a) Corporate performance component For 2025, the Board determined that the corporate performance component should be based on two performance measures: return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”) and deleveraging. Modified ROCE is defined as adjusted earnings before interest (after-tax) divided by average productive capital employed. Average productive capital employed is the sum of average total assets (excluding plants under construction) less the average of current non-interest bearing liabilities. Deleveraging refers to the reduction of the Company's debt through the repayment of borrowings during the performance period.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 75

The short-term incentive plan provides for the following payout levels based on corporate performance results: Payout Range Threshold 0% Target 100% Maximum 200% Weighting Modified ROCE     50% 0 12% 18% Deleveraging     50% US$200M US$400M US$600M The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis. Modified ROCE The Board has reviewed a number of measures of profitability and determined that Modified ROCE is an appropriate measure to be used for evaluating corporate performance, given the Company's long-term capital investment strategy. For 2025, the Board established 12% as the Modified ROCE performance target based on delivering returns above the Company's weighted average cost of capital ("WACC"), with break-even net income as the performance minimum and 18% as the performance maximum. The target is set independently of the annual budget so it is not adjusted for expected changes in commodity prices or broader economic conditions; this approach ties incentive outcomes directly to the level of return delivered to shareholders. Deleveraging The Board introduced deleveraging as a new performance measure in 2025 to emphasize our focus on debt reduction following the acquisition of OCI Global's international methanol business and in response to shareholder feedback received through ongoing shareholder engagement. The Board established US$400 million of debt repayment as the performance target, with a performance minimum of US$200 million and a performance maximum of US$600 million, based on the objective of repaying the related debt over six quarters beginning January 1, 2025. Each year, management prepares and presents the corporate performance calculations for review at the first regularly scheduled meeting of the year of the Audit, Finance and Risk Committee. Subsequent to the Audit, Finance and Risk Committee meeting, the full Board of Directors reviews and approves the corporate performance calculations. Over the last ten years, we have paid out below target seven times and above target three times, which highlights the alignment of short-term incentive awards with the commodity-cyclical nature of our business and the Board’s objectives for the plan. The corporate performance results and payouts are as follows: Year Modified ROCE Deleveraging Corporate Payout Level 2016 3% N/A 3% 2017 99% N/A 99% 2018 192% N/A 192% 2019 34% N/A 34% 2020 0% N/A 0% 2021 200% N/A 200% 2022 95% N/A 95% 2023 58% N/A 58% 2024 82% N/A 82% 2025 61% 141% 101% The Board monitors the suitability of corporate performance measures on an ongoing basis. In light of the Company’s continued focus on operational excellence and cash generation, management intends to replace Modified ROCE and deleveraging with adjusted free cash flow as the corporate performance component of the short-term incentive plan in 2026.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 76 Methanex 2026 Information Circular

b) Individual performance component All of our employees, including each of our executive officers, set annual individual performance goals that are aligned with the Company’s overall strategic goals, including goals related to our environmental, health and safety performance. The individual performance goals are designed to be challenging yet attainable. The annual individual performance goals of the CEO are approved by the Board and the CEO approves the annual individual performance goals for the Company’s executive officers, including the other NEOs. The Human Resources Committee assigns the CEO’s individual performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their individual performance ratings and such ratings are reviewed and approved by the Human Resources Committee. The individual performance component of the short-term incentive award is based on a number of measures for each executive. RICH SUMNER President & CEO Mr. Sumner reinforced a strong safety culture, delivering exceptional safety results in 2025 and record performance over a two-year period. He guided the Company through a pivotal year, successfully completing the OCI acquisition and ensuring effective change management that resulted in a seamless integration with safe, reliable operations from day one. Start-up challenges at the Geismar 3 plant were successfully resolved, and the Company maintained strong overall asset reliability. In addition, optimization of gas supply to plants outside North America supported robust cash generation. The Company's strong operating performance enabled deleveraging that exceeded our target. Employee feedback through the culture survey reflected high engagement levels and continued confidence in the Company’s direction. Under Mr. Sumner’s leadership, the Company achieved its 2030 carbon emissions target and advanced several low-carbon methanol demand initiatives. Based on a combination of corporate and individual performance achieved in 2025, the Board awarded the CEO a short-term incentive award. The Human Resources Committee and Board considered his overall performance for 2025, which exceeded expectations, and assigned him an individual performance rating of 200%. The calculation of the short-term incentive award for the CEO is detailed in the following table. 101% Corporate Performance Assessment × 70% Corporate Performance Weighting + 200% Individual Performance Assessment × 30% Individual Performance Weighting = 131% Overall Performance Result SHORT-TERM INCENTIVE AWARD CALCULATION(1) ($) Named Executive Officer Annualized Base Salary Short-Term Incentive Target Percentage Overall Performance Result Total Rich Sumner 1,212,500 x 125% x 131% = 1,985,000 (1) The short-term incentive award calculation is (annualized base salary) x (short-term incentive target percentage) x (overall performance result), rounded to the nearest thousand dollars.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 77

DEAN RICHARDSON Senior Vice President, Finance & Chief Financial Officer Mr. Richardson is responsible for the global finance and sustainability functions and has executive oversight of the Company’s manufacturing operations in Trinidad & Tobago. In 2025, Mr. Richardson and the finance team successfully closed the OCI acquisition, funding the transaction through operating cash flows, a draw on the Term Loan A facility, and prior-year debt issuance. Robust cash generation during the year enabled us to exceed our deleveraging target. Mr. Richardson served as executive sponsor of the OCI integration, ensuring a safe and seamless transition of the global methanol business during the six months post-acquisition close. He also oversaw safe operations at the Titan facility, advanced discussions with the National Gas Company in Trinidad & Tobago and developed a comprehensive Corporate Sustainability Report outlining our sustainability strategy and performance across the business. GUSTAVO PARRA Senior Vice President, Manufacturing Mr. Parra is responsible for the global manufacturing function and had executive oversight of the Company’s manufacturing operations in North America. Under Mr. Parra's leadership, the Company achieved exceptional safety and environmental performance, including the best two-year average occupational safety results in its history. He played a critical role in the successful integration of Methanex Beaumont and NatGasoline (50% joint venture) methanol plants in Texas, delivering safe and reliable operations from day one of the acquisition and completing high-quality safety and technical reviews post-closing. Mr. Parra also led strong global manufacturing performance by maintaining high production reliability while managing natural gas feedstock volatility across multiple regions, executing safe and effective plant turnarounds for our Geismar 2, Medicine Hat and Chile IV plants, and stabilizing operations at Geismar 3.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 78 Methanex 2026 Information Circular

KARINE DELBARRE Senior Vice President, Global Marketing & Logistics Ms. Delbarre is responsible for the global marketing and logistics function, including oversight of the Company's majority-owned subsidiary, Waterfront Shipping. Ms. Delbarre and her team delivered an efficiently managed global supply chain by optimizing logistics costs and purchased methanol while ensuring uninterrupted supply to customers worldwide. Following the OCI acquisition, the team successfully integrated new supply and sales agreements through disciplined planning and execution of key activities. This strengthened our sales and supply chain position by optimizing portfolio planning aligned with our production profile, reducing purchased methanol and purchasing capital requirements, and maintaining flexibility to serve global customers seamlessly. Ms. Delbarre and her team also provided critical insights into global methanol demand, supply, and cost curve dynamics, supporting corporate strategy and long-term decision making. KEVIN MALONEY Senior Vice President, Corporate Development Mr. Maloney is responsible for the corporate development function, including global gas strategy, and has executive oversight of the Company's manufacturing operations in New Zealand. Mr. Maloney and the corporate development team played a key role in integrating commercial and joint venture governance aspects of the OCI acquisition. He and his global gas team worked closely with regional teams to advance gas feedstock strategies across the portfolio, including a review of the North American hedging framework in light of increased natural gas price exposure following the OCI acquisition. In New Zealand, Mr. Maloney and the local leadership team proactively managed gas supply, securing short-term commercial arrangements that generated incremental value through sales into the electricity market while optimizing operating and capital requirements for a one-plant operation. Based on the corporate and individual performance achieved in 2025, the Human Resources Committee awarded each NEO a short-term incentive award. The individual performance results for each of the NEOs exceeded expectations and the CEO assigned performance ratings for each of them that were subsequently reviewed and approved by the Human Resources Committee. The formula used to calculate short-term incentive payments for the NEOs is: annualized base salary times target percentage times overall performance result (corporate and individual), with the target percentage shown in the table on page 76. Deferred compensation (DSU) Under the DSU Plan, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of their short-term incentive award in DSUs. Such election must be made by the executive officer in mid-December of the fiscal year to which the award relates. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year. A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements. DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 79

after the executive officer chooses a valuation date. Executive officers may choose a valuation date falling between the Termination Date and December 1st of the calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date. Long-term incentive plan The Company’s long-term incentive plan is designed to retain talented executives, reward them for their contribution to the long-term success of the Company and align their interests with those of shareholders. All executive officers receive the value of their long-term incentive awards in stock options/SARs/TSARs and PSUs based on the mix shown in the following chart. Mix of LTI Awards Stock Options/ SARs/TSARs 50% PSUs 50% The Board is focused on ensuring a strong linkage between pay and actual Company performance and monitors the appropriateness and effectiveness of the plan design (including vehicles used, target levels, target range and performance measures) on an ongoing basis. The annual grant of stock options/SARs/TSARs and PSUs is established at the March Board meeting and the grant date is around the date of that Board meeting. The number of stock options/SARs/TSARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility. The target award percentage for all NEOs is determined by the Board each year based on competitive market data. The table below outlines the 2025 target award: Named Executive Officer Target LTI Award (as % of Annual Base Salary) CEO 460% SVP, Finance & CFO 225% Other NEOs 200% The long-term incentive plan has two components: stock options/SARs/TSARs and PSUs. a) Stock option/SARs/TSARs plans Stock options provide the right to purchase Methanex shares at a fixed price for a defined future period. SARs provide the right to receive in cash the gain in the market price of Methanex shares over the same fixed price for the same defined future period. TSARs are SARs that are granted in conjunction with stock options and provide the right to either purchase shares or receive cash. Under the stock option/SARs/TSARs plans, executive officers are eligible for grants of Company stock options/ SARs/TSARs. Stock options/SARs/TSARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the Nasdaq in US dollars on the day before the date of the grant. Stock options/SARs/TSARs vest over three years in three equal tranches beginning on the first anniversary of their grant date and expire seven years after their grant date. Stock options/SARs/TSARs granted in 2025 represent 0.47% of the total number of outstanding Common Shares of the Company as at December 31, 2025 (0.52% at December 31, 2024 and 0.34% at December 31, 2023). The plans expressly prohibit the re-pricing of stock options or the exchange of underwater stock options for cash or other awards.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 80 Methanex 2026 Information Circular

As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. The table below shows the number of stock options/SARs/TSARs granted to each NEO in 2025 as part of their long-term incentive award: Named Executive Officer SARs/TSARs (# granted) Rich Sumner 104,200 Dean Richardson 30,200 Gustavo Parra 22,800 Karine Delbarre 21,500 Kevin Maloney 25,300 The table below shows the aggregate number of stock options/SARs/TSARs granted in 2025 and 2024 and their ratio to outstanding shares as at December 31, 2025 and 2024, respectively. Stock Options/ SARs/TSARs Granted in 2025(1) (#) 2025 as a Percentage of Outstanding Common Shares at Dec. 31, 2025(2) (%) Stock Options/ SARs/TSARs Granted in 2024(1) (#) Number of Stock Options/SARs/TSARs Granted in 2024 as a Percentage of Outstanding Common Shares at Dec. 31, 2024(3) (%) CEO 104,200 0.13 93,600 0.14 NEOs (4 individuals, excluding CEO) 99,800 0.13 78,200 0.12 Other managers (29 individuals) 160,640 0.21 175,990 0.26 Total 364,640 0.47 347,790 0.52 (1) In 2025, Canadian employees received TSARs, while employees outside of Canada received SARs. (2) The Company had 77,339,520 Common Shares outstanding as at December 31, 2025. (3) The Company had 67,395,212 Common Shares outstanding as at December 31, 2024. b) Performance share unit plan PSUs are notional shares credited to a “PSU Account”. Additional PSUs corresponding to dividends declared on the Common Shares during the vesting period are also credited to the PSU Account. PSUs granted in any year have a performance period intended to be three years in total and will normally vest on December 31 of the third year. For example, PSUs awarded in March 2025 will vest on December 31, 2027 and at the time of vesting, a minimum of 0% to a maximum of 200% of total PSUs granted will vest depending on the Company’s performance against predetermined criteria. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan. We use two performance measures, relative TSR and three-year average Modified ROCE, which align with shareholder interests. One-half of the performance criteria is relative TSR, defined as the Company’s TSR relative to the S&P Composite 1500 Chemicals Index (with payout capped at target of 100% if the Company’s absolute TSR is negative). The other half is the three-year average Modified ROCE over the period from January 1, 2025 to December 31, 2027 (the “Measurement Period”). Relative TSR is calculated using the 30-trading-day average prior to January 1, 2025 and December 31, 2027 to determine the starting and ending share price to compare the Company’s absolute TSR against the TSR of the S&P Composite 1500 Chemicals Index, where absolute TSR is the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 81

Modified ROCE is defined as adjusted earnings before interest (after-tax) divided by average productive capital employed. Average productive capital employed is the sum of average total assets (excluding plants under construction) less the average of current non-interest bearing liabilities. The following table shows the relative TSR and Modified ROCE performance levels used to determine the number of PSUs that will vest based on the degree to which the relative TSR and Modified ROCE are achieved during the applicable Measurement Period. Payout Range Threshold 0% Target 100% Maximum 200% Weighting Relative TSR vs. S&P Composite Chemicals 1500 Index(1)     50% (20)% 0% 10% Modified ROCE (3-Year Average)     50% 0% 12% 18% (1) Payout is capped at target if absolute TSR is negative. The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis. The table below shows the number of PSUs granted to each NEO in 2025 as part of their long-term incentive award: Named Executive Officer PSUs (# granted) Rich Sumner 44,000 Dean Richardson 12,700 Gustavo Parra 9,600 Karine Delbarre 9,100 Kevin Maloney 10,700 In general, vested PSUs (less withholding tax) are settled in a combination of cash and Common Shares, which are purchased on behalf of employees in the open market. PSUs do not entitle participants to any voting or other shareholder rights.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 82 Methanex 2026 Information Circular

Over the last ten years, PSUs have vested below target five times and above target five times, which highlights the alignment of the PSU awards with the commodity-cyclical nature of our business and the Board’s objectives for the plan as follows: PSU Grant Date (Feb/March) PSU Vesting Date (December 31) Actual Percentage of PSUs Vested 2014 2016 25% 2015 2017 25% 2016 2018 150% 2017 2019 25% 2018 2020 25% 2019 2021 89% 2020 2022 149% 2021 2023 119% 2022 2024 141% 2023 2025 103%   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 83

Benefits and perquisites Benefits and perquisites for executive officers include participation in retirement plans, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are used to purchase Common Shares in the open market on a semi-monthly basis. The Company also provides a single, fixed amount, taxable perquisite allowance for executives for financial planning, automobile, social club, fitness and household security in lieu of individual allowances for each perquisite. Total compensation expense The total compensation expense as disclosed in the Summary Compensation Table attributable to the NEOs was 0.4% of the Company’s revenue in 2025. Total shareholder return comparison The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2020 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars. CUMULATIVE VALUE OF $100 INVESTMENT (DIVIDENDS REINVESTED) 100 87 90 111 129 100 100 106 132 125 139 169 Methanex Total Return (1) S&P/TSX Composite Index Total Return Dec. 31, 2020 Dec. 31, 2021 Dec. 31, 2022 Dec. 31, 2023 Dec. 31, 2024 Dec. 31, 2025 0 100 200 300 For Total Return calculations, the graph reflects the total cumulative total shareholder return for $100 invested on December 31, 2020 and dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 84 Methanex 2026 Information Circular

Trend in total shareholder return compared to trend in executive compensation NEO total compensation and the year-over-year change for the last five years is shown in the table below. NEO total compensation in 2025 (as disclosed in the Summary Compensation Table) was unchanged from 2021. The trend is aligned with our pay for performance philosophy and the cyclical nature of our industry. The increase in 2025 compensation compared with 2024 reflects the higher short-term incentive award resulting from an improved corporate performance factor of 101% in 2025, up from 82% in 2024. Total compensation includes base salary, the actual value of the short-term incentive award and the target value of the long-term incentive award, where value is only realized upon the achievement of performance targets and share price appreciation. 2021 2022 2023 2024 2025 NEO Total Compensation (millions) $21.0 $19.6 $17.1 $18.4 $21.0 Percent Change Over Prior Year 42% (7) % (13) % 8% 14 % However, a comparison of NEO total compensation to the total cumulative shareholder return over a period of time does not fully illustrate the linkages between NEO total compensation and total shareholder return. A more complete comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs/TSARs and PSUs. The value of outstanding stock options/SARs/TSARs and PSUs varies based on the share price at the time of valuation. The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the aggregate annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2025. AGGREGATE ANNUAL NEO COMPENSATION(1) AND ANNUAL CHANGE IN CUMULATIVE TSR(2) A gg re ga te A nn ua l N EO C om pe ns at io n (m ill io ns ) A nnual Change in Cum ulative TSR Aggregate Annual NEO Compensation Annual Change in Cumulative TSR 2021 2022 2023 2024 2025 -10 0 10 20 30 40 50 -50 -25 0 25 50 75 100 125 150 175 (1) Aggregate Annual NEO Compensation for each year is calculated by adding the realized compensation for all NEOs in such year and the total change in NEO unrealized compensation year over year. Realized compensation is calculated by adding base salary, plus annual incentive earned in that year (and paid in the following year) as reported in the Summary Compensation Table plus the realized value for exercised stock options/SARs/TSARs and settled PSUs and RSUs in that year.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 85

The total change in unrealized compensation is the difference between the value of all outstanding stock options/SARs/TSARs and PSUs at December 31st of the current year and the value of all outstanding stock options/SARs/TSARs and PSUs at December 31st of the previous year. This also includes the difference between the actual proceeds the NEO received from exercised stock options/ SARs/TSARs and/or settled PSUs in the current year and the value of those stock options/SARs/TSARs and PSUs at December 31st of the previous year. Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held. (2) Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2020 as set out in the graph under the heading “Total Shareholder Return Comparison” on page 84. For the purposes of this graph, the values for outstanding stock options/SARs/TSARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31st for each of the years included in this graph. The value of all outstanding stock options/SARs/TSARs at December 31st is calculated using the difference between the closing price of the Common Shares on the TSX and the exercise price and number of outstanding stock options/SARs/TSARs on that date for each grant. The target value of all outstanding PSUs at December 31st is calculated using the closing price of the Common Shares on the TSX and the number of outstanding PSUs on that date.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 86 Methanex 2026 Information Circular

Statement of executive compensation All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted. Summary compensation The following table sets forth a summary of compensation earned during the last three years by the Company’s NEOs. SUMMARY COMPENSATION TABLE Non-Equity Incentive Plan Compensation Name and Principal Position Year Base Salary(2) ($) Share- Based Awards(3) ($) Option- Based Awards(4) ($) Annual Incentive Plans(5) ($) Long- Term Incentive Plans Pension Value(6) ($) All Other Compen- sation(7) ($) Total Compen- sation ($) Rich Sumner 2025 1,212,500 2,613,160 2,610,902 1,985,000 — 300,094 140,078 8,861,734 President & CEO 2024 1,082,500 2,414,262 2,412,898 1,583,000 — 267,919 230,795 7,991,374 2023 1,030,000 2,131,596 2,131,432 1,300,000 — 254,925 168,603 7,016,556 Dean Richardson 2025 661,500 754,253 756,711 650,000 — 127,339 101,757 3,051,560 Senior VP, Finance & CFO 2024 618,000 623,589 623,848 542,000 — 118,965 191,272 2,717,674 2023 584,167 592,110 589,202 369,000 — 111,325 209,642 2,455,446 Gustavo Parra(1) 2025 607,903 570,144 571,291 494,000 — 95,952 1,318,090 3,657,380 Senior VP, Manufacturing 2024 553,971 463,401 464,019 454,000 — 48,290 614,996 2,598,678 2023 583,250 431,892 431,438 351,000 — 51,228 531,666 2,380,474 Karine Delbarre(1) 2025 572,595 540,449 538,718 465,000 — 95,654 581,924 2,794,340 Senior VP, Global Marketing & Logistics 2024 526,974 440,517 440,818 376,000 — 47,627 1,081,768 2,913,704 2023 500,000 417,960 415,339 249,000 — 99,319 625,233 2,306,851 Kevin Maloney 2025 609,750 635,473 633,933 495,000 — 114,023 100,004 2,588,183 Senior VP, Corporate  Development 2024 555,250 474,843 474,330 455,000 — 103,832 107,747 2,171,002 2023 520,000 431,892 431,438 368,000 — 97,240 130,336 1,978,906 (1) Where applicable, Mr. Parra’s amounts have been converted from Chilean pesos (based on the following average annual exchange rates: 1 CLP = 0.0015 CAD in 2025 and 2024, 1 CLP = 0.0016 CAD in 2023) and Ms. Delbarre’s amounts have been converted from US dollars (based on the following average annual exchange rates: 1 USD = 1.3978 CAD in 2025, 1 USD = 1.3698 CAD in 2024 and 1 USD = 1.3497 CAD in 2023). (2) Values in this column reflect base salary from January 1st to December 31st each year. Salary increases are effective from April 1st of each year. (3) This column reflects the grant date fair value of PSUs and RSUs granted to NEOs as long-term incentive awards. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs and RSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs and RSUs were granted (2025: $59.39; 2024: $57.21; 2023: $69.66). This PSU valuation methodology is different than the accounting fair value. In calculating the accounting fair value, the Company uses the Monte Carlo pricing model to assign a probability weighted ROCE and relative TSR factor to determine the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The 2023, 2024 and 2025 accounting fair values, as calculated on the grant date based on the Monte Carlo pricing model, are: CEO (2025: US$1,980,440; 2024: US$1,679,560; 2023: US$1,754,910), CFO (2025: US$571,627; 2024: US$433,820; 2023: US$487,475), Senior VP, Manufacturing (2025: US$432,096; 2024: US$322,380; 2023: US$355,570), Senior VP, Global Marketing & Logistics (2025: US$409,591; 2024: US$306,460; 2023: US$344,100), Senior VP, Corporate Development (2025: US$481,607; 2024: US$330,340; 2023: US$355,570).   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 87

(4) This column reflects the grant date fair value of stock options/SARs/TSARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs/TSARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2025: exercise price = $59.39, Black-Scholes valuation factor = 42.19%; 2024: exercise price = $57.21, Black-Scholes valuation factor = 45.06%; 2023: exercise price = $69.66, Black-Scholes valuation factor = 46.22%). This value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule. The actual exercise price of stock options under the Stock Option/SARs/TSARs Plan is the US dollar closing price of the Common Shares on the Nasdaq on the day before the stock options/SARs/TSARs were granted. (5) These annual short-term incentive awards are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. In 2025, Mr. Sumner elected to convert one-half of his annual incentive payment (to be paid in 2026) to DSUs as permitted under the terms of the DSU Plan whereby he received a number of DSUs equal in value to one-half of his annual short-term incentive award. All other NEOs elected to be paid in cash. (6) The amounts shown for Messrs. Sumner, Richardson and Maloney include the Company’s pension contributions both to the Company’s regular defined contribution pension plan and supplemental defined contribution retirement plan in Canada. The amount shown for Mr. Parra includes pension contributions to the Chilean defined contribution plan and US defined contribution (401k) plan. The amount shown for Ms. Delbarre includes pension contributions to the US defined contribution 401(k) plan and, in 2025, contributions to the US supplemental defined contribution plan. (7) The amounts shown represent: • For Mr. Sumner: the Company’s contributions to the Company’s Employee Share Purchase Plan, perquisite allowance (2025: $66,000; 2024: $66,000; 2023: $66,000), payment related to trailing tax obligations from international assignments (2025: $7,312; 2024: $5,967; 2023: $6,418), other assignment-related expenses and other miscellaneous items. The value of additional PSUs and DSUs attributable to dividends declared on Common Shares, which had been included in prior years, has been excluded beginning in 2025, as the dividend yield is already incorporated into the fair value of the award at the grant date (for PSUs, 2024: $82,149 (1,350 units); 2023: $41,480 (706 units) and for DSUs, 2024: $11,306 (179 units)). • For Mr. Richardson: the Company’s contributions to the Company’s Employee Share Purchase Plan, perquisite allowance (2025: $57,000; 2024 $57,000; 2023: $52,250), payment related to trailing tax obligations from international assignments (2025: $5,542; 2024: $20,231; 2023: $98,963), other assignment-related expenses and other miscellaneous items. The value of additional PSUs attributable to dividends declared on Common Shares, which had been included in prior years, has been excluded beginning in 2025, as the dividend yield is already incorporated into the fair value of the award at the grant date (2024: $23,941 (394 units); 2023: $15,456 (263 units)). • For Mr. Parra: the Company’s contributions to the Company’s Employee Share Purchase Plan, perquisite allowance (2025: $61,841; 2024: $68,783; 2023: $66,659), payment related to trailing tax obligations from international assignments (2025: $412,312; 2024: $465,644; 2023: $299,107), other assignment-related expenses and other miscellaneous items. The value of additional PSUs attributable to dividends declared on Common Shares, which had been included in prior years, has been excluded beginning in 2025, as the dividend yield is already incorporated into the fair value of the award at the grant date (2024: $18,667 (307 units); 2023: $14,655 (249 units)). • For Ms. Delbarre: the Company’s contributions to the Company’s Employee Share Purchase Plan, perquisite allowance (2025: $60,106; 2024: $58,268; 2023: $57,129), payment related to trailing tax obligations resulting from her relocation from Canada to the United States (2025: $478,632; 2024: $536,077; 2023: $297,042), other assignment-related expenses and other miscellaneous items. The value of additional PSUs and RSUs attributable to dividends declared on Common Shares, which had been included in prior years, has been excluded beginning in 2025, as the dividend yield is already incorporated into the fair value of the award at the grant date (for PSUs, 2024: $16,563 (272 units); 2023: $11,177 (190 units) and for RSUs, 2024: $1,198 (20 units); 2023: $2,639 (45 units)). • For Mr. Maloney: the Company’s contributions to the Company’s Employee Share Purchase Plan, perquisite allowance (2025: $57,000; 2024: $57,000; 2023: $57,000) and other miscellaneous items. The value of additional PSUs attributable to dividends declared on Common Shares, which had been included in prior years, has been excluded beginning in 2025, as the dividend yield is already incorporated into the fair value of the award at the grant date (2024: $17,387 (286 units); 2023: $11,373 (194 units)). No NEO spent 25% or more of the value of their perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 88 Methanex 2026 Information Circular

Incentive plan awards The following table sets forth information concerning outstanding option-based awards and share-based awards (PSUs) held by the NEOs as at December 31, 2025. Option-Based Awards Share-Based Awards Named Executive Officer Year Granted Securities Underlying Unexercised Options/ SARs/TSARs (#) Option/ SAR/ TSAR Exercise Price(1) (US$) Option/ SAR/TSAR Expiration Date Vested Unexercised Options/ SARs/TSARs at Year End (#) Value of Unexercised In-the- Money Options/ SARs/ TSARs(2) ($) Shares or Units That Have Not Vested (#) Market or Payout Value of Share- Based Awards That Have Not Been Vested(3) ($) Market or Payout Value of Vested Share- Based Award Not Paid Out or Distributed(4) ($) Rich Sumner 2025 104,200 41.37 Mar 5, 2032 — — 44,871 — — 2024 93,600 42.34 Mar 6, 2031 31,200 — 43,762 — — 2023 66,200 50.49 Mar 8, 2030 44,134 — 32,263 — 1,954,320 2022 15,200 48.49 Mar 9, 2029 15,200 — — — — 2021 11,140 38.79 Mar 3, 2028 11,140 14,148 — — — 2020 15,020 29.27 Mar 4, 2027 15,020 215,086 — — — 2019(5) 8,000 57.60 Mar 20, 2026 8,000 — — — — Dean Richardson 2025 30,200 41.37 Mar 5, 2032 — — 12,951 — — 2024 24,200 42.34 Mar 6, 2031 8,067 — 11,303 — — 2023 18,300 50.49 Mar 8, 2030 12,200 — 8,962 — 499,852 2022 8,590 48.49 Mar 9, 2029 8,590 — — — — 2021 7,820 38.79 Mar 3, 2028 7,820 9,931 — — — 2020 15,440 29.27 Mar 4, 2027 15,440 221,101 — — — 2019(5) 4,940 57.60 Mar 20, 2026 4,940 — — — — Gustavo Parra 2025 22,800 41.37 Mar 5, 2032 — — 9,790 — — 2024 18,000 42.34 Mar 6, 2031 6,000 — 8,400 — — 2023 13,400 50.49 Mar 8, 2030 8,934 — 6,537 — 403,812 2022 8,590 48.49 Mar 9, 2029 8,590 — — — — 2021 11,140 38.79 Mar 3, 2028 11,140 14,148 — — — 2020 25,020 29.27 Mar 4, 2027 25,020 358,286 — — — 2019(5) 4,940 57.60 Mar 20, 2026 4,940 — — — — Karine Delbarre 2025 21,500 41.37 Mar 5, 2032 — — 9,280 — — 2024 17,100 42.34 Mar 6, 2031 5,700 — 7,985 — — 2023 12,900 50.49 Mar 8, 2030 8,600 — 6,326 — 352,837 2022 2,650 48.49 Mar 9, 2029 2,650 — — — — 2021 3,440 38.79 Mar 3, 2028 3,440 4,369 — — — 2020 7,720 29.27 Mar 4, 2027 7,720 110,550 — — — 2019(5) 2,470 57.60 Mar 20, 2026 2,470 — — — — Kevin Maloney 2025 25,300 41.37 Mar 5, 2032 — — 10,912 — — 2024 18,400 42.34 Mar 6, 2031 6,133 — 8,607 — — 2023 13,400 50.49 Mar 8, 2030 8,934 — 6,537 — 395,972 2022 5,300 48.49 Mar 9, 2029 5,300 — — — — 2021 6,880 38.79 Mar 3, 2028 6,880 8,738 — — — 2020 5,148 29.27 Mar 4, 2027 5,148 73,719 — — — 2019(5) 4,940 57.60 Mar 20, 2026 4,940 — — — — (1) For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the Nasdaq on the day prior to the date of the grant. One-third of the stock options/SARs/TSARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third beginning on the third anniversary of the date of the grant. If the stock options/SARs/TSARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant. (2) This column reflects the in-the-money value of outstanding vested and unvested stock options/SARs/TSARs based on the closing price of Common Shares on the TSX on December 31, 2025 ($54.44), less the exercise price value. For the purposes of this column, the US   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 89

dollar exercise price of any stock option has been converted to Canadian dollars at the Bank of Canada closing rate of exchange on December 31, 2025. (3) This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grants. PSUs provide for different payouts depending on achievement of relative TSR and Modified ROCE over a three- year period. (4) This column reflects the settlement value of PSUs granted in 2023, including dividend equivalent PSUs in respect thereof that vested on December 31, 2025. During 2025, Mr. Richardson and Ms. Delbarre elected to settle such vested PSUs in cash only. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to December 30, 2025 ($54.15). Mr. Sumner's and Mr. Maloney's vested 2023 PSUs were settled according to the general provisions of the PSU plan whereby they received an amount of cash equal to 60% of the value of their vested PSUs. Mr. Parra's vested 2023 PSUs were also settled according to the general provisions of the PSU plan whereby he received an amount of cash equal to 50% of the value of his vested units. These Common Shares were purchased on behalf of employees on the open market between January 26, 2026 and February 13, 2026. The number of 2023 PSUs that vested was 103% of each individual’s 2023 PSU balance as at December 31, 2025. The number of vested 2023 PSUs for each NEO was as follows: Mr. Sumner: 33,231 PSUs; Mr. Richardson: 9,231 PSUs; Mr. Parra: 6,733 PSUs; Ms. Delbarre: 6,516 PSUs; and Mr. Maloney 6,733 PSUs. The 2023 PSUs were settled by March 17, 2026. (5) The original expiration date of March 7, 2026 fell on a weekend immediately following a blackout period that ended on March 6, 2026. Pursuant to the terms of the Stock Option Plan, the option expiration date is automatically extended by 10 business days after the end of the blackout period. DSUs vest immediately upon grant; however, they may not be redeemed until retirement or upon death. The following table shows the total number of outstanding DSUs and their value, which is calculated by multiplying the number of DSUs by the closing price of Common Shares on the TSX on December 31, 2025 ($54.44 ), for all NEOs as at December 31, 2025. Named Executive Officer(1) Outstanding DSUs as at Dec. 31, 2025 Value of Outstanding DSUs as at Dec. 31, 2025 Rich Sumner 11,422 $621,814 Dean Richardson 4,478 $243,782 (1) Mr. Maloney is eligible to participate in the DSU Plan but does not currently hold any units. Mr. Parra and Ms. Delbarre are not eligible to participate in the DSU Plan due to tax implications and/or residency requirements. The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs/ TSARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2025. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2025. INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR Named Executive Officer Option-Based Awards - Value Vested During the Year(2) ($) Option-Based Awards - Value Realized at Exercise(3) ($) Share-Based Awards - Value Vested During the Year(4) ($) Non-Equity Incentive Plan Compensation - Value Earned During the Year(5) ($) Rich Sumner — — 1,965,941 1,985,000 Dean Richardson — — 504,409 650,000 Gustavo Parra(1) — — 403,812 494,000 Karine Delbarre(1) — — 352,837 465,000 Kevin Maloney — — 395,972 495,000   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 90 Methanex 2026 Information Circular

(1) Where applicable, Mr. Parra’s amounts have been converted from Chilean pesos (based on the following average annual exchange rates: 1CLP = 0.0015 CAD in 2025 and 2024, 1CLP = 0.0016 CAD in 2023) and Ms. Delbarre’s amounts have been converted from US dollars (based on the following average annual exchange rates: 1 USD = 1.3978 CAD in 2025, 1 USD = 1.3698 CAD in 2024 and 1 USD = 1.3497 CAD in 2023). (2) The value shown in this column is calculated by multiplying the number of stock options that vested in 2025 by the difference between the exercise price, converted to Canadian dollars from US dollars at the Bank of Canada closing rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date. (3) This amount represents, in respect of all Common Shares acquired during 2025 on exercise of stock options/SARs/TSARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium ULC, by Solium’s stockbroker. (4) The value shown in this column includes: (a) the settlement value of PSUs granted in 2023, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2025; and (b) the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table. Mr. Parra and Ms. Delbarre did not participate in the DSU Plan due to tax implications and/or residency requirements. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee. (5) The value shown in this column is the annual short-term incentive award included in the Summary Compensation Table. Retirement plans Defined contribution registered and supplemental plan The Company has established a registered defined contribution retirement plan that provides an annual Company contribution equal to 7% of eligible earnings in the Canadian plan, 10% of eligible earnings in the US plan and 6% of eligible earnings in the Chilean plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles chosen by the NEO. At retirement in Canada, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. At retirement in the United States, funds in the account may be either withdrawn in an annuity in installment amounts (based on account balance and life expectancy), withdrawn in a lump sum that is paid in cash or converted to purchase an annuity or insurance contract (at certain dollar amounts) or rolled over tax-free to an Individual Retirement Account/ Annuity or certain other tax-qualified plans. At retirement in Chile, funds in the account may be used for withdrawals (based on the balance and life expectancy) or to purchase an annuity. Canadian and US income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plans. All Canadian and US NEOs who participate in the registered defined contribution retirement plan also participate in a supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian and US income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plans. Supplemental plan contributions provide NEOs with an annual contribution equal to 11% of eligible earnings in the Canadian plan and 10% of eligible earnings in the US plan, less any contributions made to the Canadian and US registered plans. The Canadian supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. The US supplemental plan funds are invested according to a selection of investment vehicles chosen by the NEO. At retirement, funds in the Canadian member’s account may be paid as a lump sum or paid as a 10-year monthly annuity and funds in the US member's account are paid as a lump sum. These payments would be made from the supplemental plan investment account, not from general revenue. Three of the five NEOs participate in the Company’s Canadian defined contribution and supplemental plan. Ms. Delbarre and Mr. Parra participate in the US defined contribution (401k) and supplemental plan. Mr. Parra's participation in the Chilean defined contribution plan terminated on April 30, 2025 when he relocated to the US. The following table shows the change in value of their retirement plan benefits during 2025.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 91

DEFINED CONTRIBUTION PLAN TABLE Named Executive Officer Accumulated Value at Start of Year ($) Compensatory(2) ($) Non-Compensatory(3) ($) Accumulated Value at Year-End ($) Rich Sumner 1,623,218 300,094 232,370 2,155,682 Dean Richardson 1,156,821 127,339 183,650 1,467,810 Gustavo Parra(1) 1,341,325 95,952 71,029 1,508,306 Karine Delbarre(1) 978,599 95,654 118,223 1,192,476 Kevin Maloney 1,604,809 114,023 230,439 1,949,271 (1) Where applicable, Mr. Parra’s amounts have been converted from Chilean pesos (based on the following average annual exchange rates: 1 CLP = 0.0015 CAD in 2025 and 2024, 1 CLP = 0.0016 CAD in 2023) and Ms. Delbarre’s and Mr. Maloney's amounts have been converted from US dollars (based on the following average annual exchange rates: 1 USD = 1.3978 CAD in 2025, 1 USD = 1.3698 CAD in 2024 and 1 USD = 1.3497 CAD in 2023). (2) The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s supplemental defined contribution retirement plan. For Mr. Parra, the amounts include the Company's pension contributions to the Chilean defined contribution pension plan and the US defined contribution (401k) plan. For Ms. Delbarre, the amounts include the Company's pension contributions to the US defined contribution (401k) plan and supplemental defined contribution retirement plan. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table. (3) The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans. For Mr. Maloney, investment earnings or losses are reported on the deferred balance held in the US supplemental defined contribution retirement plan in addition to the contributions from the Canadian pension plans. Change of control and termination benefits for NEOs The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when: • more than 40% of voting shares of the Company are acquired by an outsider; • a majority change in the Board occurs; • all or substantially all of the assets of the Company are sold to an outsider; or • a majority of directors determines that a change in control has occurred. Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a Change of Control transaction by removing the distraction of post Change of Control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options/SARs/TSARs and PSUs . A “double trigger” means that early vesting of stock options /SARs/TSARs and PSUs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO’s employment or an adverse material change in the NEO’s employment status within 24 months following such Change of Control. The Company believes that “double trigger” Change of Control compensation for stock options/SARs/TSARs and PSUs is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event. The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2025 in the event of a termination of employment.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 92 Methanex 2026 Information Circular

Resignation(1) (2) Retirement(2) Termination Without Cause(1) Change of Control and Termination within 24 months(1) Termination for Cause Termination Payment No payment No payment 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other Company benefits) 2.0 x Termination Amount Termination Amount = (highest annual salary during last three years + the average of last three years’ short-term incentive award + any other cash compensation awards + pension and other Company benefits) + legal and professional fees and expenses No payment Short-Term Incentive Plan Forfeits eligibility under the plan if resignation is before end of plan year (no prorated awards) Eligible based on corporate and individual performance and prorated to active service in plan year Forfeits eligibility if termination is before end of plan year (no prorated awards) Forfeits eligibility if termination is before end of plan year (no prorated awards) Forfeits eligibility Stock Options/ SARs/TSARs 90 days to exercise vested stock options/ SARs/ TSARs; forfeits unvested stock options/ SARs/ TSARs Stock options/ SARs/TSARs continue to vest in the normal course and are exercisable to the expiry date 90 days to exercise vested stock options/SARs/TSARs; forfeits unvested stock options/ SARs/TSARs Vest immediately (upon occurrence of Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization) 90 days to exercise vested stock options/ SARs/ TSARs; forfeits unvested stock options/ SARs/ TSARs PSUs Payment of all vested units; forfeits unvested units Units continue to vest in the normal course and are settled upon vesting Payment of all vested units; forfeits unvested units Immediate vesting and payment of all units (upon Change of Control and Termination within 24 months) Payment of all vested units; forfeits unvested units Deferred Share Units Payment of all vested units Registered Defined Contribution Retirement Payment of account balance Supplemental Defined Contribution Retirement Payment of account balance Other Company Benefits Forfeits eligibility (1) Under the employment agreements, an executive officer is required to give three months’ written notice of their resignation and the Company is required to give three months’ written notice of termination. (2) Under the long-term incentive plans, retirement is defined as (a) the employee has been continuously employed by the Company for a minimum of five years; (b) the employee has notified the Company of their intended termination of employment at least 30 days in advance; and (c) the employee has attained 55 years of age. If the employee meets all of these criteria, their voluntary termination is considered a retirement. If the employee does not meet all of these criteria, their voluntary termination is considered a resignation. The value of long-term incentive awards is not included as part of the calculation of the Termination Amount.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 93

Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on their competitive activities, solicitation of business and hiring away for a period of one year after the termination of their employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 72. Example of NEO termination benefits on change of control Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2025. Change of Control with Termination Termination Without Cause ($) Termination Payment ($) Value of Early Vested Options and Share- Based Awards(2) ($) Total ($) Rich Sumner 6,362,852 4,825,161 11,188,013 4,953,639 Dean Richardson 2,800,350 1,320,430 4,120,780 2,175,263 Gustavo Parra(1) 2,548,782 939,911 3,488,693 1,959,960 Karine Delbarre(1) 2,289,854 990,252 3,280,106 1,858,496 Kevin Maloney 2,557,864 1,062,612 3,620,476 1,956,348 (1) Where applicable, Mr. Parra’s amounts have been converted from Chilean pesos (based on the following average annual exchange rates: 1 CLP = 0.0015 CAD in 2025 and 2024, 1 CLP = 0.0016 CAD in 2023) and Ms. Delbarre’s amounts have been converted from US dollars (based on the following average annual exchange rates: 1 USD = 1.3978 CAD in 2025, 1 USD = 1.3698 CAD in 2024 and 1 USD = 1.3497 CAD in 2023). (2) This column reflects the value of early vested stock options/SARs/TSARs and unvested PSUs, including dividend equivalent PSUs received. Early vesting of stock options/SARs/TSARs, PSUs requires that both (a) a Change of Control occurs and (b) either termination of the NEOs employment or the NEO suffers an adverse material change in employment status. For greater clarity, the value of stock options/SARs/TSARs, PSUs that vested on or before December 31, 2025, in accordance with the terms of the plans, are not included in this column.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 94 Methanex 2026 Information Circular

Other information Interest of certain persons in matters to be acted upon None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors. Interest of informed persons in material transactions None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries. Indebtedness of directors and executive officers No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date of this Information Circular. Directors’ and officers’ liability insurance The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer. The insurance provides USD $120,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of USD $5,000,000. There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than USD $120,000,000, as the insurance is subject to an annual aggregate limit of USD $120,000,000. The cost of this insurance for the current policy year is USD $1,171,902.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 95

Securities authorized for issuance under equity compensation plans Equity compensation plan information The following table provides information as at December 31, 2025 with respect to compensation plans under which equity securities of the Company are authorized for issuance. Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b) Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) Plan Category (#) ($) (#) Equity compensation plans approved by securityholders 1,854,108 58.87 4,238,792 Equity compensation plans not approved by securityholders — — — Total 1,854,108 58.87 4,238,792 (1) The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada daily exchange rate on December 31, 2025, being 1.3706. There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders. Stock option plan The Company has a Stock Option Plan pursuant to which the Board may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Stock Option Plan, 4,238,792 Common Shares are available for future issuance under the Stock Option Plan (representing approximately 5.5% of the Company’s outstanding Common Shares on a non-diluted basis as at December 31, 2025). As at the date of this Information Circular, options to purchase an additional 4,189,890 Common Shares are still available to be granted under the Stock Option Plan. Stock options may not be granted to non-management directors under the Stock Option Plan. The following table sets out the total number of Common Shares that may be issued from and after December 31, 2025 pursuant to stock options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to stock options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to stock options granted. Common Shares Issuable under Stock Option Plan from and after December 31, 2025 Common Shares Issuable pursuant to Outstanding Unexercised Options as at December 31, 2025 Common Shares available for Future Issuance pursuant to Options granted from and after December 31, 2025(1) (#) (%) (#) (%) (#) (%) 6,092,900 7.9(2) 1,854,108 2.4(2) 4,238,792 5.5(2) (1) This assumes all outstanding unexercised options will ultimately be exercised in full. (2) Approximate percentage of the Company’s 77,339,520 outstanding Common Shares on a non-diluted basis as at December 31, 2025. The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 96 Methanex 2026 Information Circular

issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan. The Company’s annual burn rate, as described in Section 613(p) of the TSX Company Manual, are presented below: Fiscal 2025 0.4% Fiscal 2024 0.4% Fiscal 2023 0.3% The graphic below presents how we calculate burn rate: Stock options/SARs/TSARs (#) granted under the Stock Option Plan during the applicable fiscal year ÷ Weighted average number of Common Shares outstanding for the applicable fiscal year = Burn rate The burn rate is subject to change from time to time, based on the number of stock options/SARs/TSARs granted and the total number of Common Shares issued and outstanding. The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar closing price of a Common Share on the Nasdaq on the most recent day preceding the grant date upon which Common Shares were traded on the Nasdaq. The Stock Option Plan provides for the issuance of SARs in tandem with stock options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar closing price of a Common Share on the Nasdaq on the most recent day preceding the grant date upon which Common Shares were traded on the Nasdaq. “Fair market value” means the closing price of a Common Share on the Nasdaq as of the date of the exercise date upon which Common Shares were traded on the Nasdaq. SARs may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced. Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, options (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner: a. in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date; b. in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date; c. in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least five years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 97

(ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date; d. if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date; and e. where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten business days after the last day of the blackout period. Options are granted on the following basis: 1/3 Options 1/3 Options 1/3 Options Exercisable on the first anniversary of the date of the grant Exercisable on the second anniversary of the date of the grant Exercisable on the third anniversary of the date of the grant Options expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires. Unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution. Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it: 1. an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities; 2. a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person); 3. an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted; 4. an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors; 5. an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes; 6. any amendment of the Stock Option Plan to increase any maximum limit of the number of securities: (a) issued to insiders of the Company within any one-year period, or (b) issuable to insiders of the Company at any time; which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 98 Methanex 2026 Information Circular

7. if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and 8. a change to the amendment provisions of the Stock Option Plan; provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections. The Board has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to: 1. clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan); 2. changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan; 3. changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non- management directors); 4. changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs); 5. changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date; 6. additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and 7. certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above. No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan. Shareholder proposals Shareholder proposals to be considered at the 2027 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no earlier than December 1, 2026 and no later than January 30, 2027 to be included in the Information Circular and form of proxy for such annual meeting.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 99

Additional information Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year. The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated annual financial statements and MD&A for the year ended December 31, 2025, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year. Submit your request to: Methanex Corporation Kevin Price Senior Vice President, General Counsel and Corporate Secretary 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1 Telephone: 604 661 2600 Facsimile: 604 662 2602 If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedarplus.ca and the Company’s website at www.methanex.com. Approval by directors The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company. DATED at Vancouver, British Columbia this 9th day of March, 2026. Kevin Price Senior Vice President, General Counsel & Corporate Secretary   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 100 Methanex 2026 Information Circular

Schedule A Methanex Corporation Board Mandate and Corporate Governance Principles Introduction This Board Mandate and Corporate Governance Principles (hereinafter referred to as the “Principles”) is intended to: (a) provide principles of authority and accountability to enable the board of directors (the “Board”) to oversee the management of, and provide stewardship over, the Corporation’s affairs; (b) provide guidance to both the Board and management in clarifying their respective responsibilities so that they may make timely and effective decisions that promote shareholder value; (c) establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and (d) ensure compliance with the governance requirements of applicable regulators and stock exchanges. Board mandate Board responsibilities The Board’s primary goal is to act in the best interests of the Corporation to enhance long-term shareholder value while considering the interests of the Corporation’s various stakeholders, including without limitation, shareholders, employees, customers, creditors and the environment. The Board will discharge its responsibilities directly and through its committees or individual members. Any responsibility not delegated to a committee of the Board or an individual member of the Board remains with the Board. The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Corporation, which includes; Strategic planning • participating with management in the development and adoption of a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business; • overseeing the execution of corporate strategy and management of risk, including a purposeful alignment of the strategy and risk management process; • monitoring the Corporation’s performance against the strategic plan; Risk management • reviewing and discussing with management, at least annually, the Corporation’s risk management framework, including the Corporation’s processes and controls to identify, monitor, evaluate and manage enterprise-wide risks and the Corporation’s policies and practices relating to enterprise risk management; • taking reasonable steps to ensure that management has identified and understands the principal risks of the Corporation's business and implemented appropriate strategies to monitor, mitigate and manage these risks, and achieves a proper balance between risks and benefits; • evaluating the adequacy and effectiveness of the Corporation’s system of internal controls and procedures, at minimum, on an annual basis;   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 101

Environmental, social, and governance (ESG) matters • overseeing the Corporation’s approach to sustainability and the reports and recommendations from management with respect to ESG matters; • overseeing the Corporation’s processes and procedures to mitigate risks as they relate to safety, health, the environment (including climate change) and the management of its material sustainability topics; • monitoring the initiatives undertaken by the Corporation to promote diversity, equity and inclusion within the organization; Corporate governance • overseeing governance and compliance matters, which includes developing and maintaining the Corporation’s approach to corporate governance, to guide the Board, its committees, the Corporation’s officers, management and employees in completing their duties, responsibilities and obligations in relation to the Corporation; Communications • overseeing the implementation of appropriate disclosure controls, including a communication policy for the Corporation, and monitor that the Corporation has in place effective communication processes with shareholders and other stakeholders; Human resource management • overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO; and • to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization. Director responsibilities The responsibilities of the directors are described in the Terms of Reference for Individual Directors, attached to these Principles as Exhibit A. Code of ethics All directors, officers and employees are expected to display the highest standard of ethics. The Corporation has a Code of Business Conduct (the “Code”) to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Audit, Finance & Risk Committee, shall annually review the Corporation’s compliance with the Code and through the Corporate Governance Committee, the Board shall annually review and, if appropriate, recommend changes to the Code. Board structure Size The Corporation’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide experiential, demographic, and personal diversity, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors. The definition of “independent director” is set out in Exhibit B attached to these Principles.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 102 Methanex 2026 Information Circular

Criteria for board membership The Corporate Governance Committee is responsible for recommending criteria for the selection of new directors to serve on the Board and reviews annually the credentials of candidates to be considered for nomination or re-election to the Board against such criteria. The objective of this review is to maintain a composition of the Board which provides a satisfactory mix of skills and experience. This review includes taking into account the desirability of maintaining diversity (as described below) while also maintaining desirable individual characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chair and the CEO, such changes are deemed appropriate. Diversity The Board has implemented a Board Diversity Policy that recognizes the importance of diversity, including gender diversity, at all levels of the Corporation including the Board. Board diversity promotes the inclusion of different perspectives and ideas and ensures that the Corporation has the opportunity to benefit from all available talent. This enhances and improves decision making, which helps maintain a competitive advantage and makes for better corporate governance. The Board believes that having diversity in the background and perspectives of its directors is essential for creating an appropriate balance of skills, experience, independence and knowledge required on the Board and enhancing board effectiveness. For the purposes of the Board Diversity Policy, “diversity” encompasses characteristics or qualities that can be used to differentiate groups and people from one another and includes gender and gender identity, sexual orientation, visible minorities, Aboriginal peoples, persons with disabilities1, age, education, business experience, professional expertise, personal character and interests, stakeholder perspectives, geographic background and other diverse attributes. These diversity attributes and the Board’s diversity target, described below, are factored into the recruitment and decision-making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list and are asked to provide a diverse and balanced slate. Ultimately, appointments are based on merit, measured against objective criteria. The Board has set as a target that at least 40% of independent directors be represented by women, Aboriginal peoples, persons with disabilities, members of visible minorities and LGBTQ+, while maintaining a composition in which each gender comprises at least 30% of the independent directors. New directors The Corporate Governance Committee is responsible for identifying and proposing to the Board suitable candidates to stand as nominees for election to the Board and is also responsible for conducting all necessary and appropriate inquiries into their backgrounds and qualifications. In addition to the nominees proposed by the Board, shareholders may propose individuals to be nominated for election as directors in accordance with applicable law and the by-laws of the Corporation. Independence The Corporation will comply with all applicable independence requirements of any stock exchange or securities regulation authority applicable to the Corporation. The Corporate Governance Committee shall be responsible for considering questions of independence and possible conflicts of interest of members of the Board and executive officers.   1 “Aboriginal peoples”, “persons with disabilities” and “members of visible minorities” have the meanings given to them in the Employment Equity Act (Canada)   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 103

Director tenure The directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting following that at which they were was elected. The Corporation has implemented a Director Tenure Policy. This Policy recognizes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. However, the Corporation also values board renewal and believes it is critical to ensuring a high performing board over the long-term. Additionally, the Corporation recognizes the value in turnover of Board membership as it provides an ongoing input of fresh ideas and new knowledge. The Director Tenure Policy does not include cumulative term limits or a mandatory retirement age for directors. Instead, the Policy outlines the processes the Corporation has in place to effectively manage board renewal, such as annual evaluations and developing and annually reviewing a long-term board succession plan. Majority voting As a Canadian federally incorporated corporation, the Corporation is bound by the majority voting provisions of the Canada Business Corporations Act. These provisions provide that any nominee for election as a director at an Annual General Meeting where there is only one candidate nominated for each position available on the Board and for whom the number of votes "against" exceeds the number of votes cast in their favour, is, by law, not elected. Director orientation and education The Corporation will provide new directors with an orientation to the Corporation, its management structure and operations, the industry in which the Corporation operates, the Corporation’s Responsible Care practices, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Corporation, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Corporation’s operations. Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Corporation and its affairs. Directors who change occupation Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down. Other board memberships Whether service on other boards is likely to interfere with the performance of a director’s duties to the Corporation depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Corporation’s Board is such that directors are to consult with the Chair and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board. Board leadership The Board elects its Chair and appoints the Corporation’s CEO. As a general principle, the Board believes that the Chair and the CEO should not be the same person. In order to monitor independent Board leadership, the Board is committed to having either an independent Chair or a lead independent director (the “Lead Independent Director”). If the Chair is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 104 Methanex 2026 Information Circular

Either the Chair or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chair of the Board of Directors(attached as Exhibit C to these Principles) or which the Corporate Governance Committee may designate. Board committee matters Committee structure The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure. All committee mandates are to be approved by the Board. The current committee structure and the performance of each committee is to be reviewed annually by the Corporate Governance Committee. Assignment of directors to committees The Corporate Governance Committee is responsible for proposing to the Board those individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chair and the CEO and take into account the preferences of the individual directors. The role and responsibility of the Chair of each committee is set out in the Terms of Reference for Committee Chairs attached as Exhibit D to these Principles. Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee. Each of the Corporate Governance Committee, the Audit, Finance & Risk Committee and the Human Resources Committee must be comprised entirely of independent directors. Frequency and length of committee meetings Each committee chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate. Board operations Meeting procedures Scheduling of board meetings and selection of agenda items The Board holds approximately six regular Board meetings each year. Board meetings will be called, scheduled, and held in accordance with the Corporation’s constating documents, including its articles and bylaws, as well as under applicable law. The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 105

Board materials distributed in advance Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board. Participation and confidentiality Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors have a duty to maintain the confidentiality of all non-public information of the Corporation (whether or not it is material) that they learn through their board service, including boardroom discussion and other discussions between and among directors and senior management. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chair or if the information is publicly disclosed by the Corporation. Non-directors at board meetings The Chair shall ensure those Corporation officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chair if it proposes that any outside advisors attend a Board meeting. Meeting minutes The Corporate Secretary, or if there is no Corporate Secretary present, any Board member attendee nominated by the Chair of the Board or the Chair of the relevant committee, as applicable, will be the secretary of the meeting and will be responsible for taking minutes during the meeting. Sessions of independent directors Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to encourage free and open discussion and communication among the non-executive, independent directors. The Chair (or the Lead Independent Director if the Chair is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, they shall regularly advise the Chair of the business of such meetings. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary. Board compensation Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Corporation receive no additional compensation for service on the Board. Director compensation consists of cash and share-based long-term incentives. The cash portion will be comprised of an annual retainer and may be supplemented by other fees. Long-term incentives are granted to directors in order to align with long-term shareholder interests. Share ownership The Corporation shall establish share ownership requirements for directors and executive officers. Other managers of the Corporation will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other shareholders.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 106 Methanex 2026 Information Circular

Board relationship to senior management Directors have complete access to the Corporation’s senior management. The Board also encourages directors to make themselves available for consultation with management outside Board meetings in order to provide counsel on subjects where such directors have special knowledge and experience. Access to resources and engagement of advisors The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chair. Performance evaluations Assessing board performance The Board, through the Corporate Governance Committee, is responsible for developing and implementing processes for evaluating, on an annual basis, the performance and effectiveness of the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees. All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and direct those suggestions to the Chair or the appropriate committee chair. Performance evaluation of the CEO The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation. Performance evaluation and succession planning of executive officers The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Corporation who report directly to the CEO and any other officers whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers. Relationships with shareholders and other stakeholders The Corporation has a Shareholder Engagement Policy that outlines the roles of management and the Board when communicating with shareholders and the investment community. The CEO, CFO and the Investor Relations Department are the primary spokespeople for communications, and management will report to the Board on material shareholder comments and feedback. The Board is ultimately responsible for the supervision of the discharge by management of its shareholder communication and engagement responsibilities. Directors may also participate with management in one- on-one meetings or investor events upon management’s request. Shareholders also have the right to communicate directly with the Board through letters to the Board Chair, as well as request meetings. The Chair of the Board will consider meeting requests in consultation with the Corporate Secretary, having regard to the Corporation’s Corporate Disclosure Policy.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 107

Review of principles The Corporate Governance Committee shall review these Principles periodically and report to the Board any recommendations it may have for their amendment. No rights created This document is a statement of broad policies and is intended to be part of the Board’s flexible governance framework. While these Principles should comply with all applicable law and the Corporation’s constating documents, including its articles and by-laws, these Principles do not create any legally binding obligations on the Board, any Board committee, any director or the Corporation. Inquiries Methanex Corporation Corporate Secretary’s Office 1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1 Canada Tel: (604) 661 2600 Date of Last Revision: March 2023   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 108 Methanex 2026 Information Circular

EXHIBIT A to the Methanex Corporation Board Mandate and Corporate Governance Principles Terms of Reference for Individual Directors Introduction (A) The Board of Directors acts collectively and exercises its powers and responsibilities as a group. No individual director has the power to act on his or her own. (B) As a member of the Board of Directors (the “Board”), each director will fulfill the legal requirements and obligations of a director, which include the responsibilities: (i) to act honestly and in good faith with a view towards the best interests of the Corporation; and (ii) to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. (C) The Board of Directors shall understand that it must operate independently of management in order to be effective. (D) The Terms of Reference for an Individual Director will be reviewed periodically. General A member of the Methanex Board of directors shall: (A) Maintain a solid understanding of the role, responsibilities and legal duties of a director. (B) Carry out the responsibilities as identified in the Corporate Governance Principles. (C) Comply with the Corporate Code of Business Conduct policy. (D) Regard him or herself as accountable to the shareholders as a whole, not to any individual or group of shareholders. The director serves the long-term interests of shareholders by ensuring that management appropriately addresses the concerns of other stakeholders, such as employees, customers, communities, regulators and the public at large. (E) Demonstrate an understanding of the difference between governing and managing, and not encroach on management’s area of responsibility. (F) Maintain confidentiality of all information that is learned as a director of Methanex. (G) Understand conflict of interest issues and declare real or perceived conflicts; and disclose contracts or arrangements in which the director has an interest. (H) Demonstrate support for the values and ethics of Methanex and a high standard of personal values and ethics. (I) Participate actively as a member or Chair of one or more committees and become knowledgeable with the mandates of those committees.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 109

Skills and experience A member of the Methanex Board of directors shall: (A) Demonstrate skills and experience that are complementary to the current directors and helpful with the Corporation’s current activities and strategic direction. (B) Utilize external relationships and resources in making a contribution and adding value to the Corporation. (C) Effectively apply his or her knowledge, experience and expertise to issues confronting Methanex. (D) Serve as a helpful resource to the Board and to management, where necessary and appropriate. (E) Demonstrate an ability to contribute to the making of informed business decisions. Strategies and plans A member of the Methanex Board of directors shall: (A) Maintain and demonstrate a comprehensive understanding of the Corporation’s strategic direction and annual plans; including an understanding of the Corporation’s principal risks. (B) Contribute and add value to discussions regarding the Corporation’s strategic direction. (C) Participate in monitoring and evaluating the CEO’s and executive management’s success in achieving established goals set out in the Corporation’s strategic and annual plans. Preparation, attendance and availability A member of the Methanex Board of directors shall: (A) Maintain an excellent Board and committee meeting attendance record. (B) Attend entire Board or committee meetings, not just parts of meetings. (C) Attend meetings well prepared, having completed and understood the necessary background reading and having consulted other directors and/or management, if required, to evaluate and add value to agenda items presented. (D) Demonstrate broader preparation than just the distributed material. (E) Be available when needed; and be accessible and approachable. (F) Have the necessary time and commitment to fulfill responsibilities as a Methanex director and as a member of committees. (G) Participate in director orientation and continuing education initiatives. Communication and interaction A member of the Methanex Board of directors shall: (A) Interact appropriately with the leadership and management of Methanex. (B) Participate fully and frankly in Board deliberations and discussions; and contribute meaningfully and knowledgeably to Board discussions. (C) Be a team player – work effectively with fellow directors; and be a positive and constructive force within the Board. (D) Communicate persuasively and logically; voice concerns; listen; raise tough questions in a manner that encourages open discussion. (E) Be willing to take a stand or express a view, even if it runs contrary to prevailing wisdom or the direction of the discussion; exercise independent judgment. (F) Notify the CEO and/or Chair when introducing a significant and/or previously unknown information or material at a Board meeting.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 110 Methanex 2026 Information Circular

Business, corporation and industry knowledge A member of the Methanex Board of directors shall: (A) Maintain and demonstrate a strong understanding of the business, services/products, markets, and operations. (B) Maintain and demonstrate knowledge of important industry trends and the competitive environment. (C) Maintain an understanding of regulatory, legislative, business, social and political environments within which Methanex operates. (D) Where appropriate, use outside contacts to increase understanding of the various issues with which the Board is concerned. (E) Establish knowledge of senior management team and other high potential senior employees of Methanex. (F) Remain knowledgeable about the Corporation’s operations and visit them when appropriate.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 111

EXHIBIT B to the Methanex Corporation Board Mandate and Corporate Governance Principles Definition of Independent Director "Independent Director" means a person other than an Executive Officer or employee of the Corporation or any other individual having a relationship which, in the opinion of the Corporation's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, "Family Member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home. The following persons shall not be considered independent: (A) a director who is, or at any time during the past three years was, employed by the Corporation; (B) a director who accepted or who has a Family Member who accepted any compensation from the Corporation in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for board or board committee service; (ii) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Corporation; or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation. (C) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Corporation as an Executive Officer; (D) a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Corporation made, or from which the Corporation received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Corporation's securities; or (ii) payments under non-discretionary charitable contribution matching programs. (E) a director of the Corporation who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Corporation serve on the compensation committee of such other entity; or (F) a director who is, or has a Family Member who is, a current partner of the Corporation's outside auditor, or was a partner or employee of the Corporation's outside auditor who worked on the Corporation's audit at any time during any of the past three years.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 112 Methanex 2026 Information Circular

EXHIBIT C to the Methanex Corporation Board Mandate and Corporate Governance Principles Terms of Reference for Chair of Board General (A) The Chair shall be appointed annually by the Board of Directors. (B) The Chair shall chair meetings of the shareholders. (C) The Terms of Reference for the Chair of the Board shall be reviewed periodically. Responsibility for board meetings (A) The Chair shall, in accordance with the By-laws of the Company, preside at all Board meetings and shall be responsible for the conduct and procedures to be followed at Board meetings and who may be present in addition to the directors and secretary. (B) The Chair shall ensure the Board is properly organized, functions effectively and meets it obligations and responsibilities. (C) The Chair shall be responsible for setting agendas for Board meetings and ensuring that adequate time is given for a discussion of each agenda item. (D) The Chair shall fully consider the requests of directors in connection with determining the content of Board meeting agendas. (E) The Chair shall ensure that Company management provides the Directors with timely and sufficient information in respect of each agenda item so that directors may properly understand each agenda item and the decision which is required. (F) The Chair shall ensure that Company management provides the Directors with information and educational opportunities to allow them to keep aware of industrial, economic and other trends which may have an impact upon the Company. Board, committee and director effectiveness (A) Establish annual Board Objectives in conjunction with the Corporate Governance Committee and the CEO. (B) The Chair shall encourage debate among directors at Board meetings by drawing out the views and contributions of all directors and ensuring that disagreements are aired and resolved. (C) The Chair shall work to build Board unity, consensus and solidarity. (D) Serve as an ex-officio member of all Board Committees. (E) The Chair shall ensure Committee functions are carried out and reported to the Board. (F) The Chair shall, in conjunction with appropriate committees, review and assess director attendance, performance and compensation and size and composition of the Board.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 113

(G) The Chair shall evaluate the Board’s effectiveness and implementation of improvements including conducting peer reviews. (H) The Chair shall participate in orientation and mentoring of new directors. (I) The Chair shall participate in ongoing formal and informal communication with and among directors and facilitate effective communication between directors and management. (J) The Chair shall ensure adequate opportunities to meet to discuss issues without management present. (K) The Chair shall provide guidance to the Board to ensure consideration of interests of various stakeholders of the Company. Leadership (A) The Chair shall provide leadership to the Board of Directors, by demonstrating integrity and ethical leadership, by creating a climate of trust, candor and openness and by championing proper corporate governance. (B) The Chair shall, at the request of the CEO, assist in representing the Company in general industry and community context. (C) The Chair shall respond as appropriate to shareholder concerns regarding governance issues or other matters relating to the Board. (D) The Chair shall work with the CEO to ensure effective relations with members of the Board, shareholders, other stakeholders and the public. (E) The Chair shall be the principal sounding board, counselor and confidant for the CEO; provide advice to the CEO; communicate with the CEO regarding concerns of the Board, shareholders and other stakeholders; and work closely with the CEO to ensure management strategies, plans and performance are appropriately represented to the Board. Chair and president / CEO combined Where the Chair is also the President / CEO of the Company, the Chair will ensure that the Company has adequate governance structures in place to permit the Board to properly function independently of management. This shall include the appointment of a lead independent director from among the non-executive directors. The Chair shall work with the lead independent director to allow him to properly carry out his terms of reference in enhancing board effectiveness and being a liaison between board and management and among directors.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information 114 Methanex 2026 Information Circular

EXHIBIT D to the Methanex Corporation Board Mandate and Corporate Governance Principles Terms of Reference for Committee Chairs Appointment The Chair of each committee is appointed annually by the Board of Directors upon recommendation of the Corporate Governance Committee and in consultation with the Chairman of the Board. When a Chair vacancy occurs at any time, it shall be filled in a similar manner. The Chair of each committee shall be an independent director of the Company. The Board may remove and replace a Committee Chair at any time. Responsibilities The Chair of each committee shall: (A) Set the “tone” for the committee and its members so as to foster ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance. (B) Provide leadership to enable the committee to act as an effective team carrying out its responsibilities in accordance with its mandate; (C) Manage the affairs of the committee, including ensuring that the committee meets as often as required to carry out its responsibilities; (D) Chair committee meetings and facilitate open and effective discussion from committee members in respect of the matters before the committee; (E) Provide advice regarding 1) committee chair succession and 2) committee composition so that the committee is composed of members with the skill, experience and/or necessary training relevant to the committee’s responsibilities; (F) In consultation with management and the Corporate Secretary: • determine the time and locations of meetings of the committee; • develop meeting agendas to ensure all required business is brought before the committee to enable the committee to carry out its responsibilities consistent with the committee’s mandate; and • ensure committee members receive all information they require in a timely fashion and have access to resources in order to fulfill their duties. (G) Ensure the committee and its members have access to the Company’s management necessary for the committee to undertake its responsibilities; (H) Ensure the committee has opportunities to meet without management; (I) Lead the committee in an annual performance review; (J) Report to the Board at its next meeting following any meeting of the committee or the signing of a written resolution evidencing a decision or recommendation of the committee; (K) Have the power to delegate his or her authority to another committee member; and (L) Perform such other functions as may be necessary or appropriate to carry out his or her responsibilities. Review These Terms of Reference shall be reviewed periodically by the Corporate Governance Committee.   Introduction Voting Business of the Meeting About the Directors Corporate Governance Compensation Other Information Methanex 2026 Information Circular 115

1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1 www.methanex.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized. METHANEX CORPORATION Date: March 23, 2026 By: /s/ KEVIN PRICE Name: Kevin Price Title: Senior Vice President, General Counsel & Corporate Secretary